SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2009**

Commission File Number **000-29898**

Research In Motion Limited

(Translation of registrant's name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1 The Registrant's 2009 Annual Report to Shareholders.

DOCUMENT 1

RIM

2009 Annual Report

25 Years of Innovation


BlackBerry

Life On BlackBerry

Connect to everything you love in life...


WOW, that's great! let's celebrate, there's that
great new place, check out its web site
>I like it, let's go around 6, I have to
check when we need to get Anna, it's in
an email the coach sent
she needs to be picked up at 5:30, I made
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10 Years of BlackBerry.

with BlackBerry.

Research In Motion (RIM) is proud to be celebrating 25 years of innovation and 10 years of BlackBerry®. With over 50 million smartphones shipped, RIM helps users all over the globe connect to the specific people, information and media that makes their worlds go round. The success of BlackBerry products and services is driven by passionate employees, outstanding partnerships, distinctive technological expertise, a commitment to quality and a culture that embraces innovation, customer service and operational excellence.


I like it, let's go around 6, I have to check when we need to get Anna, it's in an email the coach sent.
The view of the water is amazing!





Connect to your favorite entertainment.

Your BlackBerry smartphone puts powerful audio, video and gaming capabilities at your fingertips. Listen to music or watch videos whenever you wish. Play mobile games when you have time on your hands. Take photos or shoot videos of friends. And use built-in GPS to ensure that you find that shop, restaurant or dinner party. Purchase a novel, order flowers, reserve concert tickets and book your next trip – all on your BlackBerry smartphone.









1984
RIM is founded by University of Waterloo engineering student Mike Lazaridis (President and Co-CEO)

1988
RIM becomes the first wireless data technology developer in North America

1992
RIM introduces the first Mobitex® mobile point-of-sale solution

1996
RIM introduces the Inter@ctive™ Pager and the RIM OEM Radio Modem


your passions
Not Going Away
GUITAR HERO III MOBILE
XM
The 90's
The City



Photo # 3



Connect to your social networks.

Keep tabs on your social circles. Share recent baby photos and make sure friends see your vacation video clips. Wish Uncle Stu "Happy Birthday," instant message Sophie about lunch, email the mechanic or call Grandma just to say hello. Stay linked to the office while in the field or traveling, send important files to your co-workers and edit documents on the spot. Plan a night out with the girls or a poker game with the guys. Connecting to your social networks has never been easier.











1997
RIM introduces the RIM Wireless PC Card

RIM becomes a publicly traded company on the Toronto Stock Exchange [TSE: RIM]

1999
RIM introduces the BlackBerry wireless email solution

RIM lists on the Nasdaq [Nasdaq: RIMM]

2002
RIM introduces the BlackBerry® 5810 with built-in phone

RIM adds support for corporate data applications beyond email and support for personal email accounts

2003
RIM introduces new devices with color displays, while maintaining superior battery life


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Sat, Apr 12, 2008
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Beth
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Connect to your interests.

Catch up on the latest news while waiting for your flight. Review last night's sports scores. Review your stock portfolio's performance. Find a great bistro for next Thursday's business lunch. Check the weather before heading to the soccer game. Investigate the registry for gift ideas and get directions to the wedding. Make sure tomorrow's meeting is still on and review the big presentation. Connecting to all of your important information while on the go has never been easier.



2004
RIM introduces the award winning BlackBerry® 7100 series with SureType® keyboard technology



2006
RIM introduces the incredibly sleek and stylish BlackBerry® Pearl™ smartphone



2007
RIM introduces several groundbreaking smartphones, including the BlackBerry® Curve™ smartphone and the BlackBerry® 8830 smartphone World Edition



2008
RIM introduces a variety of next generation smartphones, including the BlackBerry® Bold™ smartphone, BlackBerry® Pearl™ Flip smartphone, BlackBerry® Storm™ smartphone and BlackBerry® Curve™ 8900 smartphone



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Year In Review



The following discussion contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to RIM's plans and expectations for fiscal 2010. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, as described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Special Note Regarding Forward-Looking Statements."

Fellow Shareholders:

Fiscal 2009 was another year of exceptional growth for Research In Motion (RIM). The BlackBerry subscriber account base grew by almost 80% in fiscal 2009, driven by strong sales in both enterprise and consumer markets as well as exceptional market acceptance of the new BlackBerry products launched throughout the year. We are also pleased to report that BlackBerry was the number one selling smartphone brand in North America.

2009 marks the 10th anniversary of the BlackBerry wireless solution, and we are proud to have recently shipped our 50 millionth BlackBerry smartphone. RIM also achieved record financial results with strong revenue and earnings growth, and maintained a strong balance sheet with over $2 billion in cash and investments and no debt. RIM introduced an unprecedented number of new smartphones during the year, with the majority launched in the second half, and continued to expand the reach of the BlackBerry platform into broader market segments.

RIM continues to benefit from the industry shift to smartphones and achieved significant market share in both North America and abroad during fiscal 2009. RIM's position in the market and strong partnerships allowed us to grow substantially despite the turbulent economic environment that has been prevalent throughout fiscal 2009. We are confident in RIM's ability to thrive in fiscal 2010 and are taking steps to position the company to take advantage of the opportunities ahead.

We are proud of RIM's accomplishments during the year and are grateful to the over 12,000 employees around the world whose talents, hard work and determination enabled RIM to maintain its market leading position. We would also like to communicate sincere appreciation to our customers, partners and shareholders for their support throughout fiscal 2009. Some of RIM's achievements during the past year included:

- Revenue growth of 84% from approximately $6 billion to approximately $11 billion;
- The introduction of many new and powerful BlackBerry smartphones, including the BlackBerry® Bold™ smartphone, BlackBerry® Pearl™ Flip smartphone, BlackBerry® Storm™ smartphone, BlackBerry® Curve™ 8350i smartphone, BlackBerry® Curve™ 8330 smartphone and BlackBerry® Curve™ 8900 smartphone;
- Expansion of the BlackBerry subscriber account base to approximately 25 million subscribers, with record quarterly net subscriber account additions of 3.9 million in the fourth quarter;
- The launch of a new, global BlackBerry brand campaign;
- BlackBerry ranked on the Millward Brown Top 100 Most Powerful Brands list at number 51 in the world, and rated as the fastest growing brand on the list with a 390% increase in brand value;
- Shipment of the 50 millionth BlackBerry smartphone in January, with approximately 26 million smartphones shipped in fiscal 2009 alone;
- The addition of over 100 new carrier and distribution partnerships globally;
- Successful penetration of new market segments with approximately 60% of net subscriber account additions in fiscal 2009 coming from non-enterprise customers;
- Enhancement of the mobile experience through powerful partnerships that helped deliver a wide range of compelling mobile applications;
- Expansion of manufacturing capabilities through the addition of new outsourcing partners around the world which allowed us to almost double the number of devices shipped during fiscal 2009; and
- Receipt of the 2009 GSMA Chairman's Award in recognition of RIM's role in pioneering the wireless data industry.

Financial Highlights

(in thousands of U.S. dollars, except per share amounts)

U.S. GAAP	February 28, 2009	March 1, 2008	March 3, 2007
Statement of Operations data			
Revenue	$11,065,186	$ 6,009,395	$ 3,037,103
Gross margin	$ 5,097,298	$ 3,080,581	$ 1,657,802
Research & development and selling, general and administration	2,180,399	1,241,310	774,095
Amortization	194,803	108,112	76,879
Investment income	78,267	79,361	52,117
Income before income taxes	2,800,363	1,810,520	858,945
Provision for income taxes	907,747	516,653	227,373
Net income	$ 1,892,616	$ 1,293,867	$ 631,572
Earnings per share			
Basic	$ 3.35	$ 2.31	$ 1.14
Diluted	$ 3.30	$ 2.26	$ 1.10
Operating data (percentage of revenue)			
Gross margin	46.1%	51.3%	54.6%
Research and development	6.2%	6.0%	7.8%
Selling, marketing and administration	13.5%	14.7%	17.7%
Balance Sheet data			
Cash, cash equivalents, short-term investments and investments	$ 2,238,847	$ 2,343,996	$ 1,412,878
Total assets	$ 8,101,372	$ 5,511,187	$ 3,088,949
Shareholders' equity	$ 5,874,128	$ 3,933,566	$ 2,483,500

BlackBerry Subscriber Account Base
(in millions)



25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Annual Revenue
(in billions of U.S. dollars)



$12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

RIM made significant inroads into third party retail outlets and saw the contribution from these channels grow substantially over the past year.



Financial Results and Administration

Revenue in fiscal 2009 grew to approximately $11 billion from $6 billion in the previous year. Hardware continued to represent the largest percentage of revenue at 82%, with service contributing approximately 13%, and software, accessories, and other revenue contributing the remainder. RIM shipped approximately 26 million smartphones in fiscal 2009, which was driven by strong demand from new customers as well as handset upgrades from a loyal customer base.

Gross margin for the year was approximately 46%, down from fiscal 2008. This decline was principally related to the introduction of new feature-rich, premium smartphones with higher associated costs (such as the BlackBerry Bold smartphone, BlackBerry Storm smartphone and BlackBerry Curve 8900 smartphone), an increased percentage of revenue derived from hardware sales relative to software and service fees, and unfavorable trends in foreign exchange rates.

The past year has been a period of significant investment for RIM with the launch of a new brand campaign, an aggressive entry into broader market segments and the expansion of our global R&D capabilities. We plan to leverage these types of investments and take advantage of opportunities for cost improvements to grow RIM's market share and profitability in fiscal 2010.

Operating expenses for the year totaled approximately $2.38 billion and remained flat with the previous year as a percentage of revenue as we continued to invest in brand, channels and R&D.

Net income in fiscal 2009 increased to $1.89 billion or $3.30 per share fully diluted versus $1.29 billion or $2.26 per share fully diluted in the prior year.

Capital expenditures increased from approximately $350 million in fiscal 2008 to approximately $834 million in fiscal 2009. The majority of this investment was for new facilities, computers and equipment to support RIM's growing employee base and the expansion and enhancement of the BlackBerry® Infrastructure. RIM also invested $736 million during the year for acquisitions of intellectual property and companies with strategic technologies that enhance RIM's business.

RIM continues to have a strong balance sheet with no debt and approximately $2.24 billion in cash, cash equivalents, short-term investments and long-term investments.

RIM had over 12,000 employees at the end of fiscal 2009, up from approximately 8,400 employees at the end of fiscal 2008. This increase was spread across all areas of the company including R&D, carrier support, business development, marketing, customer care and manufacturing. We continue to recruit the best talent and believe that RIM's team of dedicated employees is our strongest asset.

Sales, Marketing & Distribution

During the past year, RIM continued to expand the availability of BlackBerry products and services through expansion of distribution channels in North America and around the world. We made significant inroads with retail partners and saw the contribution from these channels grow substantially over the year. Retail sales during the holiday buying season this year were the strongest ever for RIM, and independent surveys indicated that BlackBerry smartphones consistently ranked in the top three bestsellers in North America. BlackBerry smartphones are now available through approximately 475 carriers and distribution channels, in over 160 countries around the world.

R&D and Manufacturing

RIM's product development philosophy has always been defined by the underlying values of innovation, quality and efficiency; and in fiscal 2009, the R&D team did an exceptional job of delivering on these values. RIM undertook the ambitious task of launching a record number of new BlackBerry smartphones that incorporated the latest chipset technologies, next generation network support, new high resolution displays, new and innovative input technologies and completely new user interfaces. The launches of these new products – including the BlackBerry Bold smartphone (RIM's first HSDPA smartphone), the BlackBerry Storm smartphone (RIM's first touch-screen smartphone with the award-winning SurePress™ technology), the BlackBerry Pearl Flip smartphone (RIM's first "clam-shell" smartphone), the iDen-based BlackBerry Curve 8350i smartphone (with Push-to-Talk) and the BlackBerry Curve 8900 smartphone (based on a next generation platform) - were key factors that contributed to the stellar revenue and market share growth experienced by RIM this year.

RIM continues to focus on scaling its R&D, manufacturing and new product introduction capabilities. During the year RIM opened two new R&D centers - one in Germany and one in the United States - while also continuing to grow our Canadian presence. RIM's R&D organization now has over 5,000 employees engaged in areas including advanced research, product development, standards and licensing. In order to support the growing demand for our products, we added significant capacity to our manufacturing organization by adding new outsourcing partners globally to increase flexibility and scalability. In addition, we invested in the upgrade of certain production and test equipment in our own manufacturing facility to enable faster production. These efforts were instrumental in allowing RIM to ramp production quickly during the fall in order to meet the strong demand generated by the new product launches.

Another area of focus during the year was the development of BlackBerry® Enterprise Server version 5.0. This initiative involves a substantial effort from hundreds of engineers and will provide enterprises and their IT departments with the most scalable, manageable and reliable BlackBerry solution yet. We are looking forward to launching the product in the coming months.

BlackBerry in the Enterprise

The enterprise market continues to be very important to RIM's business and there are now over 175,000 organizations with BlackBerry Enterprise Server installed behind the corporate firewall. RIM's enterprise customer base is diversified with significant growth in the past year coming from sectors including Government, Law Enforcement, Health Care and Education.

The BlackBerry® Mobile Voice System (BlackBerry MVS) is also beginning to gain traction as organizations look for ways to leverage their existing BlackBerry Infrastructure to reduce telecom costs. BlackBerry MVS enables BlackBerry smartphones to effectively become a mobile desk-phone, with one phone number ringing all devices, a single voice mailbox to manage, internal extension dialing capabilities, and added benefits for IT departments that want better control of the mobile phones in their organization. BlackBerry MVS can also help enterprises reduce international calling costs by leveraging wireline calling rates. Rather than slowing the adoption of BlackBerry MVS, the difficult economic times actually appear to be accelerating interest in the platform due to its potential for a compelling return on investment. Many organizations are looking for ways to reduce costs and BlackBerry MVS is a good fit as it plugs into existing BlackBerry Enterprise Server and telecom infrastructures at very little incremental cost.

BlackBerry Enterprise Server version 5.0 will be the most significant upgrade to BlackBerry Enterprise Server in over three years and, after many months of planning and testing at over 1,000 beta sites, BlackBerry Enterprise Server v5.0 will be ready soon. This latest release delivers on several key corporate IT imperatives, including increased manageability, lower total cost of ownership, scalability, support for very large scale deployments and easy mobilization of hundreds of applications. BlackBerry Enterprise Server 5.0 will also introduce a number of highly desired user capabilities, including file sharing, the ability to securely download files from the corporate network and enhanced email management features including the ability to create/delete/rename folders and assign flags to messages. This is the most powerful version of BlackBerry Enterprise Server ever and we believe it will further cement RIM's leadership position in the enterprise market.

BlackBerry Application Ecosystem

RIM continued to expand the BlackBerry developer community and to enhance the platform to make it easier for our partners to develop compelling BlackBerry applications. RIM works with a broad range of developers, solution providers and system integrators. Together these groups have already brought thousands of BlackBerry applications and solutions to market and we expect this number to significantly increase with the launch of BlackBerry App World™. BlackBerry App World is an online application storefront designed to help application developers and carriers reach millions of BlackBerry smartphone users and to provide consumers with greater choice, enhanced application discovery and an easy method for managing the purchase, installation and upgrades of mobile applications.

Unprecedented Global Growth



Countries
Carriers & Distribution Channels
500
400
300
200
100
0
2002
2003
2004
2005
2006
2007
2008
2009
BlackBerry presence

In fiscal 2009 there was a marked increase in the number of consumer applications being developed for the BlackBerry platform as the multimedia features on BlackBerry smartphones continued to increase and as the number of consumers selecting BlackBerry smartphones continued to grow. Application availability for corporate and business use also remains robust with new solutions launched this year for the Health Care, Government, Law Enforcement, Education, Manufacturing, Retail and Professional Services markets, among others.

Other initiatives in fiscal 2009 that were focused on supporting a thriving developer community included the launch of the BlackBerry Partners Fund in partnership with RBC Capital and Thomson Reuters, the hosting of the first annual BlackBerry Developer Conference in California and the introduction of new easy-to-use development tools such as the BlackBerry® JDE Plug-in for Eclipse™.

We look forward to supporting the continued proliferation of the BlackBerry application ecosystem throughout fiscal 2010.

BlackBerry Infrastructure

We continue to invest in the BlackBerry Infrastructure to enhance the BlackBerry smartphone experience and support the growing subscriber account base. In fiscal 2009, the BlackBerry Infrastructure supported more than triple the amount of traffic it did in fiscal 2008 with over 3 petabytes of traffic flowing through the system each month. Our proactive and ongoing investment in infrastructure has enabled us to continue to provide the industry-leading functionality, quality of service, security and scalability required to continue leading the industry and to continue meeting the growing needs of our customers and partners.

Customer Support

Providing exceptional support for the growing number of BlackBerry customers is an important competitive advantage for RIM and its partners. There are now over 1,500 dedicated technical and affiliated support staff working at five customer support facilities around the world providing 24-hour, 7-days per week, multi-lingual support to meet the needs of our expanding customer base. Four new initiatives were launched by the BlackBerry® Technical Support Services Team in fiscal 2009, including the BlackBerry® Certification Program to allow our partners to enhance their knowledge of BlackBerry hardware and software; BlackBerry® Support Community Forums, a self-service discussion medium where device users and IT administrators come together to ask questions of one another; BlackBerry Expert Support Center (BESC) to provide on-line technical support for accounts that have technical support contracts with RIM; and BlackBerry Answers which acts as both a mobile and desktop self-serve Q&A center. Many of the steps taken by the BlackBerry Technical Support Services Team in fiscal 2009 are designed to support the growing base of consumers and small business users. These new programs are designed to find new efficiencies, automate and streamline support processes, and utilize smart-technologies to aid our customers and partners.

The Year Ahead

We believe RIM is well positioned to take advantage of the exciting opportunities that lie ahead in fiscal 2010. Some of our goals for the year include:

- Expand our customer base in existing and new markets by growing and strengthening our relationships with carriers and distribution partners across the globe;
- Effectively manage costs and operating expenses to grow earnings;
- Continue to launch innovative new products and services to address existing and new market segments;
- Extend RIM's market leadership through innovation and focused investments in R&D;
- Launch BlackBerry Enterprise Server v5.0 and increase the adoption of BlackBerry® MVS in the enterprise;
- Continue to expand and grow our presence in the enterprise market;
- Expand the number and variety of applications and content available for BlackBerry smartphone users through BlackBerry App World and through other partnerships;
- Attract, hire and retain the best available talent to support RIM's customers and partners and to maintain RIM's market leading position; and
- Continue to focus on delivering strong financial performance for our shareholders.


Jim Balsillie
Mike Lazaridis

Financial Contents

management's discussion and analysis of financial condition and results of operations

FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 28, 2009

April 7, 2009

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 28, 2009. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

All financial information herein is presented in United States dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to *National Instrument 51-102* "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./ Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the fiscal year ended February 28, 2009 and up to and including April 7, 2009.

Additional information about the Company, including the Company's Annual Information Form, which is included in RIM's Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Special Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

- the Company's expectations regarding the average selling price ("ASP") of its BlackBerry devices;
- the Company's estimates regarding revenue sensitivity for the effect of a change in ASP;
- the Company's expectations regarding gross margins and operating expenses;
- the Company's estimates regarding its effective tax rate;
- the Company's expectations relating to the effect of the enactment by the Government of Canada of legislative proposals to implement amendments to the *Income Tax Act (Canada)* with respect to the functional currency tax reporting rules;
- the Company's estimates of purchase obligations and other contractual commitments; and
- the Company's expectations with respect to the sufficiency of its financial resources.

The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F:

- third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
- RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
- RIM's ability to obtain rights to use software or components supplied by third parties;
- reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
- RIM's ability to enhance current products and develop new products;
- RIM's ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;
- RIM's dependence on its carrier partners to grow its BlackBerry subscriber account base;
- RIM's dependence on a limited number of significant customers;
- the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
- the occurrence or perception of a breach of RIM's security measures, or an inappropriate disclosure of confidential or personal information;
- RIM's ability to manage production facilities and its reliance on third-party manufacturers for certain products;

- RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;
- the continued quality and reliability of RIM's products and services;
- risks associated with RIM's expanding foreign operations;
- restrictions on import and use of RIM's products in certain countries due to encryption of the products and services;
- foreign exchange risks;
- effective management of growth and ongoing development of RIM's service and support operations;
- risks associated with acquisitions, investments and other business initiatives;
- intense competition within RIM's industry, including the possibility that strategic transactions by RIM's competitors or carrier partners could weaken RIM's competitive position or that RIM may be required to reduce its prices to compete effectively;
- dependence on key personnel and RIM's ability to attract and retain key personnel;
- reliance on third-party network infrastructure developers and software platform vendors;
- changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
- government regulation of wireless spectrum and radio frequencies;
- continued use and expansion of the Internet;
- regulation, certification and health risks, and risks relating to the misuse of RIM's products;
- tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations;
- difficulties in forecasting RIM's quarterly financial results and the growth of its subscriber base; and
- risks related to RIM's historical stock option granting practices.

These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, and other software and hardware. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sale of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.

RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM's BlackBerry wireless devices also incorporate a mobile phone, a personal information manager ("PIM") including contact, calendar, tasks and memo functionality, which can synchronize with the user's desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.

RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all

subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier's responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM's subscriber base and should not be relied upon as an indicator of RIM's financial performance. The number of subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.

An important part of RIM's BlackBerry wireless solution is the software that is installed on corporate server level, and in some cases on personal computers. Software revenues include fees from (i) licensing RIM's BlackBerry Enterprise Server™ ("BES") software; (ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

RIM also offers the BlackBerry Connect™ Licensing Program, which enables leading device manufacturers to equip their devices with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications.

Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services ("NRE").

Fiscal 2009 Operating Results – Executive Summary

The following table sets forth certain consolidated statement of operations data, for the periods indicated, as well as certain consolidated balance sheet data, as at February 28, 2009, March 1, 2008 and March 3, 2007 in thousands of dollars, except for per share amounts.

	As at and for the Fiscal Year Ended				
	February 28, 2009	March 1, 2008	Change 2009/2008	March 3, 2007	Change 2008/2007
	(in thousands, except for per share amounts)				
Revenue	**$ 11,065,186**	$ 6,009,395	**$ 5,055,791**	$ 3,037,103	**$ 2,972,292**
Cost of sales	**5,967,888**	2,928,814	**3,039,074**	1,379,301	**1,549,513**
Gross margin	**5,097,298**	3,080,581	**2,016,717**	1,657,802	**1,422,779**
Expenses					
Research and development	**684,702**	359,828	**324,874**	236,173	**123,655**
Selling, marketing and administration	**1,495,697**	881,482	**614,215**	537,922	**343,560**
Amortization	**194,803**	108,112	**86,691**	76,879	**31,233**
Sub-total	**2,375,202**	1,349,422	**1,025,780**	850,974	**498,448**
Income from operations	**2,722,096**	1,731,159	**990,937**	806,828	**924,331**
Investment income	**78,267**	79,361	**(1,094)**	52,117	**27,244**
Income before income taxes	**2,800,363**	1,810,520	**989,843**	858,945	**951,575**
Provision for income taxes (1)	**907,747**	516,653	**391,094**	227,373	**289,280**
Net income	**$ 1,892,616**	$ 1,293,867	**$ 598,749**	$ 631,572	**$ 662,295**
Earnings per share (2)					
Basic	**$ 3.35**	$ 2.31	**$ 1.04**	$ 1.14	**$ 1.17**
Diluted	**$ 3.30**	$ 2.26	**$ 1.04**	$ 1.10	**$ 1.16**
Weighted-average number of shares outstanding (000's)					
Basic	**565,059**	559,778		556,059	
Diluted	**574,156**	572,830		571,809	
Total assets	**$ 8,101,372**	$ 5,511,187	**$ 2,590,185**	$ 3,088,949	**$ 2,422,238**
Total liabilities	**$ 2,227,244**	$ 1,577,621	**$ 649,623**	$ 605,449	**$ 972,172**
Total long-term liabilities	**$ 111,893**	$ 103,190	**$ 8,703**	$ 58,874	**$ 44,316**
Shareholders' equity	**$ 5,874,128**	$ 3,933,566	**$ 1,940,562**	$ 2,483,500	**$ 1,450,066**

Notes:

(1) Provision for income taxes includes the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in fiscal 2009 of approximately $99.7 million. See "Non-GAAP Financial Measures" on page 39.

(2) Basic and diluted earnings per share and basic and diluted weighted-average number of shares outstanding for fiscal 2009, fiscal 2008 and fiscal 2007, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	For the Fiscal Year Ended				
	February 28, 2009	March 1, 2008	Change 2009/2008	March 3, 2007	Change 2008/2007
Revenue	**100.0%**	100.0%	**-**	100.0%	**-**
Cost of sales	**53.9%**	48.7%	**5.2%**	45.4%	**3.3%**
Gross margin	**46.1%**	51.3%	**(5.2%)**	54.6%	**(3.3%)**
Expenses					
Research and development	**6.2%**	6.0%	**0.2%**	7.8%	**(1.8%)**
Selling, marketing and administration	**13.5%**	14.7%	**(1.2%)**	17.7%	**(3.0%)**
Amortization	**1.8%**	1.8%	**-**	2.5%	**(0.7%)**
	21.5%	22.5%	**(1.0%)**	28.0%	**(5.5%)**
Income from operations	**24.6%**	28.8%	**(4.2%)**	26.6%	**2.2%**
Investment income	**0.7%**	1.3%	**(0.6%)**	1.7%	**(0.4%)**
Income before income taxes	**25.3%**	30.1%	**(4.8%)**	28.3%	**1.8%**
Provision for income taxes	**8.2%**	8.6%	**(0.4%)**	7.5%	**1.1%**
Net income	**17.1%**	21.5%	**(4.4%)**	20.8%	**0.7%**

Revenue for fiscal 2009 was $11.07 billion, an increase of $5.06 billion, or 84.1%, from $6.01 billion in fiscal 2008. The number of BlackBerry devices sold increased by approximately 12.2 million, or 88.7%, to approximately 26.0 million in fiscal 2009, compared to approximately 13.8 million in fiscal 2008. Device revenue increased by $4.32 billion, or 90.6%, to $9.09 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $541.9 million to $1.40 billion, reflecting the increase of approximately 11 million net new BlackBerry subscriber accounts since the end of fiscal 2008. Software revenue increased by $17.5 million to $251.9 million in fiscal 2009 and Other revenue increased by $175.3 million to $321.0 million in fiscal 2009.

The Company's net income for fiscal 2009 was $1.89 billion, an increase of $598.7 million, or 46.3%, compared to net income of $1.29 billion in fiscal 2008. Basic earnings per share ("basic EPS") was $3.35 and diluted earnings per share ("diluted EPS") was $3.30 in fiscal 2009 compared to $2.31 basic EPS and $2.26 diluted EPS in fiscal 2008, a 46.0% increase when compared to fiscal 2008.

The $598.7 million increase in net income in fiscal 2009 primarily reflects an increase in gross margin in the amount of $2.02 billion, resulting primarily from the increased number of device shipments, which was partially offset by the decrease of consolidated gross margin percentage and by an increase of $1.33 billion in the Company's investment in research and development, selling, marketing and administration expenses and provision for income taxes, which included the negative impact of $99.7 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the fiscal year. See "Income Taxes".

On February 11, 2009, the Company issued a press release updating its forecast of its net new subscriber accounts and reaffirming its financial guidance of its revenue, gross margin and EPS for the fourth quarter of fiscal 2009. A copy of the press release is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

A more comprehensive analysis of these factors is contained in "Results of Operations".

Critical Accounting Policies and Estimates

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee and are set out below. The Company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. Except as noted below, there have not been any changes to the Company's critical accounting policies and estimates during the past three fiscal years.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sale of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2").

Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been negligible. Price protection is recorded based on management's estimate of future price reductions and certain agreed customer inventory levels. To date, the impact of price protection has been negligible. Should the actual experience of price reductions in the future be greater than the Company's historical pattern, it would lead to a reduction in revenue. Rebates and the costs of incentive programs are recorded as a reduction of revenue based on historical experience. If the actual volumes applicable to the rebates and incentive programs in place increase or if additional incentives are provided to customers, this would result in a decrease in device revenue.

Service

Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. See "Sources of Revenue" for more information on the calculation of the number of subscriber accounts.

Software

Revenue from licensed software is recognized at the inception of the license term and in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

Multiple-Element Arrangements

The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

Allowance for Doubtful Accounts and Bad Debt Expense
The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its trade receivables based upon a combination of factors on a periodic basis. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted, which would affect earnings in the period the adjustments are made.

Inventory
Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off. For further details on the carrying value of inventory as at February 28, 2009, refer to Note 5 to the Consolidated Financial Statements.

Intangible assets and goodwill
Intangible assets are stated at cost less accumulated amortization and are comprised of patents, licenses and acquired technology.

Patents include trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties or through the acquisition of third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, as well as legal costs arising out of the defense of any Company-owned patents. Patents are amortized straight-line over 17 years or over their estimated useful life.

Under certain license agreements, the Company is committed to current and future royalty payments based on the sales of products using certain licensed technologies. License agreements involving up-front lump sum payments are capitalized as part of intangible assets and are then amortized straight-line over the terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of five years.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of i) acquired technology acquired, which is subsequently amortized straight-line over two to five years and, ii) net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill.

The Company assesses the impairment of intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, goodwill is assessed for impairment on an annual basis. Unforeseen and adverse events, changes in circumstances and market conditions and adverse legal factors are potential indicators that the carrying amount of intangible assets and goodwill may not be recoverable and may require an impairment charge.

The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand,

competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.

The Company has concluded that no impairment relating to intangible assets and goodwill exists as of February 28, 2009.

For further details on the intangible assets and goodwill, refer to Notes 7 and 8 to the Consolidated Financial Statements.

Litigation

The Company is involved in litigation in the normal course of its business. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable. For further details on legal matters, refer to Note 12 (b) of the Consolidated Financial Statements.

Royalties

The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management's estimates of royalty rates are based on the Company's historical licensing and royalty payment experience.

Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required. For further details on the Company's warranty expense experience and estimates for fiscal 2008, refer to Note 13 to the Consolidated Financial Statements.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the device sales volumes currently under warranty as at February 28, 2009, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $18.4 million, or 1% of consolidated annual net income.

Investments

All cash equivalents and investments, other than cost method investments of $2.5 million and equity method investments of $2.7 million, are categorized as available-for-sale under Statement of Financial Accounting Standard ("SFAS") No. 115 *Accounting for Certain Investments in Debt and Equity Securities*, and are carried at fair value determined under SFAS No. 157 *Fair Value Measurements ("SFAS 157")* with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the cash equivalents and investments are written down to fair value by a charge to earnings.

Effective for fiscal 2009, the Company adopted SFAS 157, except as it applies to the non-financial assets and non-financial liabilities subject to FASB Staff Position ("FSP") SFAS 157-2, with the impact of adoption described in Note 4 to the Consolidated Financial Statements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

- Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Significant unobservable inputs that are supported by little or no market activity.

Given the current market conditions and economic uncertainties, management exercises significant judgment in determining the fair value of the Company's investments and the investment's classification level within the three-tier fair value hierarchy. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. As at February 28, 2009, the Company had approximately 97% of its available-for-sale investments measured at fair value classified in Level 2.

The Company regularly assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the investments to maturity. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other–than-temporary, an appropriate write-down would be recorded. The Company's assessment on whether an investment is other-than-temporarily impaired or not, could change due to new developments or changes in assumptions or risks to any particular investment.

For further details on the Company's investments and fair value conclusions, refer to Note 4 and Note 17 to the Consolidated Financial Statements.

Income taxes

In accordance with SFAS 109, *Accounting for Income Taxes*, the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount management considers to be more likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development expenditures. The Company applies judgement in determining which expenditures are eligible to be claimed. Under this method, the ITCs are recognized as a reduction to income tax expense.

Significant judgment is required in evaluating the Company's uncertain tax positions and provision for income taxes. The Company uses Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") in assessing its uncertain tax positions and provision for income taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions. For further details, refer to Note 9 to the Consolidated Financial Statements.

The Company's provision for income taxes is based on a number of estimates and assumptions as determined by management and is calculated in each of the jurisdictions in which it conducts business. The Company's consolidated income tax rates have differed from statutory rates primarily due to the tax impact of ITCs, manufacturing activities, foreign exchange differences, the amount of net income earned in Canada versus other operating jurisdictions and the rate of taxes payable in respect of those other operating jurisdictions. The Company enters into transactions and

arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which it operates could seek to tax a greater share of income than has been provided. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company's consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Stock-Based Compensation

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2009.

The Company records stock-based compensation expense in accordance with SFAS 123(R), *Share-Based Payment* ("SFAS 123(R)"). Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of share-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.

Prior to fiscal 2007, the Company accounted for stock-based compensation using Accounting Principles Board No. 25 *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations. Under APB 25, compensation expense is measured as of the date on which the number of shares subject to the option and exercise price becomes fixed. Generally, this occurs on the grant date and the award is accounted for as a fixed award. If the number of shares subject to the option and grant price are not fixed as of the grant date, the stock option is accounted for as a variable award until such time as the number of shares subject to the option and/or exercise prices becomes fixed, or the stock option is exercised, is cancelled, or expires.

In connection with the stock option review and the restatement of prior year financial statements, the Company has applied judgment in choosing whether to revise measurement dates for prior option grants described below under "Restatement of Previously Issued Financial Statements". While the Company believes it has made appropriate judgments in determining the correct measurement dates for its stock option grants in connection with the Restatement, the issues surrounding past stock option grants and financial statement restatements are complex and guidance in these areas may continue to evolve. If new guidance imposes additional or different requirements or if the SEC or the OSC disagrees with the manner in which the Company has accounted for and reported the financial impact, there is a risk the Company may have to further restate its prior financial statements, amend its filings with the SEC or the OSC (including the Consolidated Financial Statements and this MD&A), or take other actions not currently contemplated.

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. The RSU Plan was approved at the Company's Annual General Meeting on July 18, 2005 and received regulatory approval in August 2005. Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. The compensation expense is calculated based on the fair value of the equity award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

The Company has a Deferred Share Unit Plan (the "DSU Plan"), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. After such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU or, at the Company's option and subject to receipt of shareholder approval, by way of shares purchased on the open market or issued by the Company. DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R).

For further details on the Company's stock-based compensation, refer to Note 11 of the Consolidated Financial Statements.

Impact of Accounting Pronouncements Not Yet Implemented

Business Combinations

In December 2007, the FASB issued SFAS 141(R) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141 *Business Combinations* ("SFAS 141"). SFAS 141(R) is broader in scope than SFAS 141 which applied only to business

combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects are not material to the Company's results of operations and financial condition, as of the filing date, including an acquisition subsequent to year end.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51

In December 2007, the FASB issued SFAS 160 *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51* ("SFAS 160"). SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company will adopt the standard in the first quarter of fiscal 2010 and does not expect the adoption of SFAS 160 to have a material effect on the Company's results of operations and financial condition.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP SFAS 142-3 *Determination of the Useful Life of Intangible Assets* ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142 *Goodwill and Other Intangible Assets* ("SFAS 142"). The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt the standard in the first quarter of fiscal 2010 and the Company does not expect the adoption will have a material impact on the Company's result of operations and financial condition.

International Financial Reporting Standards

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company may be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

Restatement of Previously Issued Financial Statements

Overview

As discussed in greater detail under "Explanatory Note Regarding the Restatement of Previously Issued Financial Statements" in the MD&A for the fiscal year ended March 3, 2007 and Note 12(c) to the audited consolidated financial statements of the Company for the fiscal year ended March 3, 2007, the Company restated its consolidated balance sheet as of March 4, 2006 and its consolidated statements of operations, consolidated statements of cash flows and consolidated statements of shareholders' equity for the fiscal years ended March 4, 2006 and February 26, 2005, and the related note disclosures (the "Restatement"), to reflect additional non-cash stock compensation expense relating to certain stock-based awards granted prior to the adoption of the Company's stock option plan on December 4, 1996 (as amended from time to time, the "Stock Option Plan") and certain stock option grants during the 1997 through 2006 fiscal periods, as well as certain adjustments related to the tax accounting for deductible stock option expenses. The Restatement was the result of a voluntary internal review (the "Review") by the Company of its historical stock option granting practices. The Restatement did not result in a change in the Company's previously reported revenues, total cash and cash equivalents or net cash provided from operating activities.

OSC Settlement

As previously disclosed, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission ("OSC") approved a settlement agreement with the Company, Jim

Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer of the Company (currently with the Company in another role), Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company's historical stock option granting practices. Pursuant to the terms of the settlement agreement with the OSC, Jim Balsillie agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and the Company's public disclosure of how it is addressing the recommendations arising from the independent review. Jim Balsillie, Mike Lazaridis and Dennis Kavelman also agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to the Company, consisting of (i) a total of CAD $38.3 million to the Company in respect of the outstanding benefit arising from incorrectly priced stock options granted to all employees of the Company from 1996 to 2006 and (ii) a total of CAD $44.8 million to the Company (CAD $15.0 million of which had previously been paid) to defray costs incurred by the Company in the investigation and remediation of stock option granting practices and related governance practices at the Company. These contributions are being made through Jim Balsillie, Mike Lazaridis and Dennis Kavelman undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of the Company. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the investigation. Dennis Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies. Angelo Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.

As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company's board of directors and the staff of the OSC the Company's governance practices and procedures and its internal control over financial reporting. A summary of the consultant's recommendations in the final report will be posted on the OSC's website and disclosed in the Company's MD&A.

SEC Settlements

In addition, as announced by the Company on February 17, 2009, the Company, Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company's historical stock option granting practices. The Company consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The Company was not required to pay disgorgement or a monetary penalty.

Jim Balsillie and Mike Lazaridis consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Jim Balsillie and Mike Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Jim Balsillie and Mike Lazaridis had already voluntarily paid those amounts to the Company. Those repayments were made earlier as part of a series of recommendations of a Special Committee of the Company's Board of Directors (the "Special Committee") following the Review.

Dennis Kavelman and Angelo Loberto consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The order also provided that Dennis Kavelman and Angelo Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Dennis Kavelman and Angelo Loberto had already voluntarily paid those amounts to the Company at the same time and on the

same basis as Jim Balsillie and Mike Lazaridis. In addition, Dennis Kavelman and Angelo Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.

Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto also agreed to the payment of monetary penalties totaling, in aggregate, $1.4 million to the SEC as an administrative penalty.

Actions Taken as a Result of the Review

As previously disclosed, the Board of Directors, based on the recommendations of the Special Committee, implemented a number of measures in response to the findings of the Special Committee, including measures that are designed to enhance the oversight and corporate governance of the Company and to strengthen the Company's control over its stock option granting process in particular. These measures include:

- Benefits from Option Grants — All directors and each of RIM's co-Chief Executive Officers and Chief Operating Officers ("c-level officers") agreed in respect of options that were incorrectly priced to return any benefit on previously exercised options and to reprice unexercised options that were incorrectly priced. All vice-presidents of the Company were asked to agree to similar treatment for their options that have dating issues, where those options were granted after the employee's commencement of employment and in the employee's capacity as vice-president. All of the stock options held by directors, c-level officers and vice-presidents that were subject to such repricing have been repriced, and the Company received $8.7 million, including interest, in restitution payments from its directors, c-level officers and vice-presidents in fiscal 2008. In addition to the repricings described above, certain employees of the Company agreed in fiscal 2008 and fiscal 2009 to reprice stock options held by them that were incorrectly priced. The total repriced options for all directors, c-level officers, vice-presidents and employees to date include, in fiscal 2009, 43 stock option grants in respect of options to acquire 752,775 common shares and in fiscal 2008 87 stock option grants in respect of options to acquire 9,426,000 common shares.
- Changes to the Company's Stock Option Granting Practices — In June 2007, the Board of Directors approved a formal policy on granting equity awards, the details of which are described in the Company's Management Information Circular, dated May 28, 2008 (the "Management Information Circular"), a copy of which can be found on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov. In addition, in July 2007, the Board of Directors determined to exclude independent directors from future stock option grants.
- Changes to the Company's Board of Directors, Board Committees and Organizational Structure — In accordance with the Special Committee's recommendations and other considerations, the Board of Directors established in 2007 an Oversight Committee, separated the roles of Chairman and Chief Executive Officer, implemented other changes to the Company's Board of Directors, Audit Committee, Compensation Committee, and Nominating Committee, and changed various management roles. In addition to Barbara Stymiest and John Wetmore, who became directors of the Company in March 2007, David Kerr and Roger Martin were elected as directors of the Company at the Annual General Meeting of the Company on July 17, 2007. Each of the new directors is "independent" within the meaning of applicable securities laws and stock exchange rules. As previously disclosed, each of Douglas Fregin, Kendall Cork and Douglas Wright did not stand for re-election at the Annual General Meeting of the Company in 2007. Kendall Cork and Douglas Wright were appointed to the honorary position of Director Emeritus of the Board effective July 17, 2007 in recognition of their substantial contributions to the Company over many years.
- Other Changes — The Company established an internal audit department and an individual commenced employment with the Company in the fourth quarter of fiscal 2008 in the position of Senior Vice-President, Risk Performance and Audit. This new officer reports directly to the chair of the Audit Committee as well as administratively to the Co-Chief Executive Officer, Jim Balsillie. Additionally, the Company enhanced its capabilities in U.S. GAAP and in securities disclosure and compliance matters issues by establishing two new permanent full-time positions which have been filled, respectively, by an employee with expertise in U.S. GAAP and an employee with expertise in securities disclosure and compliance. The latter employee is assisting in the administration of the Company's equity awards granting program.

Review Costs

Included in the Company's selling, marketing and administration expenses in fiscal 2008 and fiscal 2009 are legal, accounting and other professional costs incurred by the Company as well as other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, and the regulatory investigations and litigation related thereto.

As noted above, Jim Balsillie and Mike Lazaridis, the Company's Co-Chief Executive Officers, voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million each) of those costs. The Company received these voluntary payments in the second quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. In addition, as part of the Notice of Application that was filed with the Ontario Superior Court of Justice-Commercial List by a pension fund shareholder, seeking various orders against the Company and named directors, the Company and the other defendants entered into an agreement with the shareholder to settle the Application and a proposed derivative action. Under the settlement, among other things, the Company agreed to the payment of CAD $1.1 million on account of the shareholder's legal costs, and consistent with their earlier voluntary agreement to contribute CAD $5.0 million each to defray the costs incurred by RIM in connection with the Review, Jim Balsillie and Mike Lazaridis, agreed to pay RIM a further CAD $2.5 million each to defray the Review costs incurred by the Company. The Company received these voluntary payments of CAD $2.5 million each in the third quarter of fiscal 2008, which were recorded net of income taxes as an increase to additional paid-in capital. Under the OSC settlement, Jim Balsillie, Mike Lazaridis and Dennis Kavelman agreed to contribute an additional CAD $29.8 million (a total of CAD $44.8 million) to defray costs incurred by the Company in the investigation and remediation of stock options, granting practices and related governance practices at the Company. These contributions are being made through Jim Balsillie, Mike Lazaridis and Dennis Kavelman undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of the Company. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement.

Risks Related to the Company's Historical Stock Option Granting Practices

As a result of the events described above, the Company continues to be subject to risks which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F.

Results of Operations – Fiscal 2009 Compared to Fiscal 2008 and Fiscal 2007

Fiscal year end February 28, 2009 compared to fiscal year ended March 1, 2008

Revenue

Revenue for fiscal 2009 was $11.07 billion, an increase of $5.06 billion, or 84.1%, from $6.01 billion in fiscal 2008.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2009		Fiscal 2008		Change - Fiscal 2009/2008	
Number of devices sold	26,009,000		13,780,000		12,229,000	88.7%
Average Selling Price ("ASP")	$ 349		$ 346		$ 3	0.9%
Revenues *(in thousands)*						
Devices	$ 9,089,736	82.1%	$ 4,768,610	79.4%	$ 4,321,126	90.6%
Service	1,402,560	12.7%	860,641	14.3%	541,919	63.0%
Software	251,871	2.3%	234,388	3.9%	17,483	7.5%
Other	321,019	2.9%	145,756	2.4%	175,263	120.2%
	$ 11,065,186	100.0%	$ 6,009,395	100.0%	$ 5,055,791	84.1%

Device revenue increased by $4.32 billion, or 90.6%, to $9.09 billion, or 82.1% of consolidated revenue, in fiscal 2009 compared to $4.77 billion, or 79.4%, of consolidated revenue in fiscal 2008. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 12.2 million units, or 88.7%, to approximately 26.0 million devices in fiscal 2009 compared to approximately 13.8 million devices in fiscal 2008. ASP increased to $349 in fiscal 2009 from $346 in fiscal 2008 due primarily to a change in the BlackBerry device mix of certain new products that are feature rich and designed to operate on new network technologies. The Company currently expects ASP to be lower in fiscal 2010 when compared to fiscal 2009, as RIM expands its market focus into the consumer market and as the technology continues to mature. ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company's enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10, or 2.9%, change in overall ASP would result in a fiscal year revenue change of approximately $260 million, based upon the Company's volume of devices shipped in fiscal 2009.

Service revenue increased by $541.9 million, or 63.0%, to $1.40 billion or 12.7% of consolidated revenue in fiscal 2009 compared to $860.6 million, or 14.3% of consolidated revenue in fiscal 2008, reflecting the Company's increase in BlackBerry subscriber accounts since fiscal 2008. Net BlackBerry subscriber account additions were approximately 11 million for fiscal 2009 compared to approximately 6.1 million for fiscal 2008. The total BlackBerry subscriber account base at the end of fiscal 2009 was approximately 25 million compared to approximately 14 million at the end of fiscal 2008. The percentage of the subscriber account base outside of North America at the end of fiscal 2009 was approximately 32%.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $17.5 million, or 7.5%, to $251.9 million in fiscal 2009 from $234.4 million in fiscal 2008. The majority of the increase was attributable to maintenance and CALs, offset by a decrease in BES and other software revenues.

Other revenue, which includes accessories, non-warranty repairs, NRE and gains and losses on revenue hedging instruments, increased by $175.3 million to $321.0 million in fiscal 2009 compared to $145.8 million in fiscal 2008. The majority of the increase was attributable to increases in non-warranty repair, gains realized from revenue hedging instruments and sales of accessories. See "Market Risk of Financial Instruments – Foreign Exchange" for additional information on revenue hedging instruments.

Gross Margin

Consolidated gross margin increased by $2.02 billion, or 65.5%, to $5.10 billion, or 46.1% of revenue, in fiscal 2009, compared to $3.08 billion, or 51.3% of revenue, in fiscal 2008. The decrease of 5.2% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins primarily driven by the introduction of certain new feature rich products that incorporate new technologies which were adopted at a faster rate than historically, lower than anticipated unit shipments of previous generation products, and a higher percentage of device shipments which comprised 82.1% of the total revenue mix in fiscal 2009 compared to 79.4% in fiscal 2008. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2009 compared to fiscal 2008.

	Fiscal Year Ended (in thousands)					
	February 28, 2009		March 1, 2008		Change - Fiscal 2009/2008	
		% of Revenue		% of Revenue		% of Change
Revenue	**$ 11,065,186**		$ 6,009,395		**$ 5,055,791**	**84.1%**
Research and development	**$ 684,702**	**6.2%**	$ 359,828	6.0%	**$ 324,874**	**90.3%**
Selling, marketing and administration	**1,495,697**	**13.5%**	881,482	14.7%	**614,215**	**69.7%**
Amortization	**194,803**	**1.8%**	108,112	1.8%	**86,691**	**80.2%**
	$ 2,375,202	**21.5%**	$ 1,349,422	22.5%	**$ 1,025,780**	**76.0%**

Research and Development

Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and related infrastructure costs and recruiting.

Research and development expenditures increased by $324.9 million to $684.7 million, or 6.2% of revenue, in fiscal 2009, compared to $359.8 million, or 6.0% of revenue, in fiscal 2008. The majority of the increases during fiscal 2009 compared to fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, travel and office and related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses increased by $614.2 million to $1.50 billion for fiscal 2009 compared to $881.5 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.5% in fiscal 2009 compared to 14.7% in fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel expenses.

Amortization

The table below presents a comparison of amortization expense relating to capital assets and intangible assets for fiscal 2009 compared to fiscal 2008.

(in thousands)	Included in Amortization			Included in Cost of sales		
	Fiscal year end					
	February 28, 2009	March 1, 2008	Change	February 28, 2009	March 1, 2008	Change
Capital assets	**$ 119,209**	$ 87,800	**$ 31,409**	**$ 84,168**	$ 45,248	**$ 38,920**
Intangible assets	**75,594**	20,312	**$ 55,282**	**48,925**	24,006	**24,919**
Total	**$ 194,803**	$ 108,112	**$ 86,691**	**$ 133,093**	$ 69,254	**$ 63,839**

Amortization expense relating to certain capital and certain intangible assets increased by $86.7 million to $194.8 million for fiscal 2009 compared to $108.1 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of certain capital and intangible asset expenditures incurred over the last four quarters.

Total amortization expense with respect to intangible assets was $124.5 million in fiscal 2009 compared to $44.3 million in fiscal 2008. Refer to Notes 6 and 7 to the Consolidated Financial Statements.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $84.2 million in fiscal 2009 compared to $45.2 million in fiscal 2008 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred over the last four quarters.

The amount of intangible assets amortization charged to cost of sales and was $48.9 million in fiscal 2009 compared to $24.0 million in fiscal 2008.

Investment Income

Investment income decreased by $1.1 million to $78.3 million in fiscal 2009 from $79.4 million in fiscal 2008. The decrease primarily reflects the decrease in yields due to lower interest rates when compared to the prior year, offset partially by an increase in the average cash and cash equivalents, short-term investments and long-term investments balances throughout fiscal 2009 when compared to the same period in the prior year and the gain on sale of investments in fiscal 2009. See "Liquidity and Capital Resources".

Income Taxes

For fiscal 2009, the Company's income tax expense was $907.7 million, resulting in an effective tax rate of 32.4% compared to income tax expense of $516.7 million and an effective tax rate of 28.5% for the same period last year. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company's effective tax rate was approximately 3% higher than management's estimate of 29%-30% for the fiscal year primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company's U.S. dollar denominated assets and liabilities held by the Company's Canadian operating companies that are subject to tax in Canadian dollars. The incremental tax expense in fiscal 2009 resulting from the significant depreciation of the Canadian dollar relative to the U.S. dollar was $99.7 million resulting in an adjusted tax rate of 28.9%. The lower effective tax rate in fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.

On December 14, 2007, the Government of Canada enacted legislation that would allow the Company the option to determine its Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar. Amending legislation was proposed on November 10, 2008, which included an extension of the deadline to elect, on an annual basis, to use these rules as well as certain clarifications to the rules. In order to utilize the functional currency option for fiscal 2009, the Company filed an election pursuant to the draft legislation in the third quarter of fiscal 2009. Management believes that functional currency tax reporting should significantly reduce the distortion that exchange rate volatility could have on the Company's income tax expense in the future.

On March 12, 2009, subsequent to the Company's fiscal year end, the Government of Canada enacted the amending legislation. As such, the Company will be able to calculate its fiscal 2009 Canadian income tax provision based on its functional currency, the U.S. dollar. While the Company elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related tax benefit of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted resulting in a $99.7 million higher provision for income taxes in fiscal 2009. In the first quarter of fiscal 2010, the Company will record an incremental, one time net benefit of approximately $70 - $100 million to net income relating to the adoption of the amending legislation. In addition, future volatility in the Company's tax rate will be reduced. For more details, please see the Company's "Non-GAAP Financial Measures" and refer to Note 19 to the Consolidated Financial Statements.

Management anticipates the Company's effective tax rate for fiscal 2010 to be approximately 29% to 30%.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

Net income was $1.89 billion in fiscal 2009, compared to net income of $1.29 billion in fiscal 2008. Basic EPS was $3.35 and diluted EPS was $3.30 in fiscal 2009 compared to $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008.

The $598.7 million increase in net income in fiscal 2009 reflects primarily an increase in gross margin in the amount of $2.02 billion, resulting primarily from the increased number of device shipments, which was partially offset by the decrease of consolidated gross margin percentage and an increase of $1.33 billion in the Company's research and development, selling, marketing and administration expenses and the Company's provision for income taxes, which included the negative impact of $99.7 million due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the fiscal year. See "Income Taxes".

The weighted average number of shares outstanding was 565.1 million common shares for basic EPS and 574.2 million common shares for diluted EPS for the fiscal year ended February 28, 2009 compared to 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the fiscal year ended March 1, 2008.

Common Shares Outstanding

On March 31, 2009, there were 566.4 million common shares, 12.6 million options to purchase common shares, 3,334 restricted share units outstanding and 20,208 deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Stock Split

The Company declared a 3-for-1 stock split of the Company's outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received two common shares of the Company for each common share held. The stock dividend was paid in the second quarter of fiscal 2008. All share, earnings per share and stock option data for the current fiscal year and prior comparative periods reflects this stock dividend.

Fiscal year end March 1, 2008 compared to fiscal year ended March 3, 2007

Revenue

Revenue for fiscal 2008 was $6.01 billion, an increase of $2.97 billion, or 97.9%, from $3.04 billion in fiscal 2007.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Fiscal 2008		Fiscal 2007		Change - Fiscal 2008/2007	
Number of devices sold	13,780,000		6,414,000		7,366,000	114.8%
Average Selling Price ("ASP")	$ 346		$ 346		$ -	0.0%
***Revenues** (in thousands)*						
Devices	$ 4,768,610	79.4%	$ 2,215,951	73.0%	$ 2,552,659	115.2%
Service	860,641	14.3%	560,116	18.4%	300,525	53.7%
Software	234,388	3.9%	173,187	5.7%	61,201	35.3%
Other	145,756	2.4%	87,849	2.9%	57,907	65.9%
	$ 6,009,395	100.0%	$ 3,037,103	100.00%	$ 2,972,292	97.9%

Device revenue increased by $2.55 billion, or 115.2%, to $4.77 billion, or 79.4% of consolidated revenue, in fiscal 2008 compared to $2.22 billion, or 73.0%, of consolidated revenue in fiscal 2007. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 7.4 million units, or 114.8%, to approximately 13.8 million devices in fiscal 2008 compared to approximately 6.4 million devices in fiscal 2007. ASP in both fiscal 2008 and fiscal 2007 was $346.

Service revenue increased by $300.5 million, or 53.7%, to $860.6 million, or 14.3% of consolidated revenue in fiscal 2008 compared to $560.1 million, or 18.4% of consolidated revenue in fiscal 2007, reflecting the Company's increase in BlackBerry subscriber accounts over fiscal 2007. Net BlackBerry subscriber account additions were approximately 6.1 million for fiscal 2008 compared to approximately net 3.1 million for fiscal 2007. The total BlackBerry subscriber account base at the end of fiscal 2008 was over 14 million compared to approximately 8 million at the end of fiscal 2007.

Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $61.2 million, or 35.3%, to $234.4 million in fiscal 2008 from $173.2 million in fiscal 2007.

Other revenue increased by $57.9 million to $145.8 million in fiscal 2008 compared to $87.8 million in fiscal 2007. The majority of the increase was attributable to increases in accessories and non-warranty repair.

Gross Margin

Consolidated gross margin increased by $1.42 billion, or 85.8%, to $3.08 billion, or 51.3% of revenue, in fiscal 2008, compared to $1.66 billion, or 54.6% of revenue, in fiscal 2007. The decrease of 3.3% in consolidated gross margin percentage was primarily due to a higher percentage of device shipments which comprised 79.4% of the total revenue mix in fiscal 2008 compared to 73.0% in fiscal 2007, as well as changes in the BlackBerry device mix. The decrease in gross margin percentage relating to the increase in percentage of device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts and a decline in certain fixed costs as a percentage of consolidated revenue as the Company continued to realize economies of scale in its manufacturing operations.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for fiscal 2008 compared to fiscal 2007.

	Fiscal Year Ended (in thousands)					
	March 1, 2008		March 3, 2007		Change - Fiscal 2008/2007	
		% of Revenue		% of Revenue		% of Change
Revenue	**$ 6,009,395**		$ 3,037,103		**$ 2,972,292**	**97.9%**
Research and development	**$ 359,828**	**6.0%**	$ 236,173	7.8%	**$ 123,655**	**52.4%**
Selling, marketing and administration	**881,482**	**14.7%**	537,922	17.7%	**343,560**	**63.9%**
Amortization	**108,112**	**1.8%**	76,879	2.5%	**31,233**	**40.6%**
	$ 1,349,422	**22.5%**	$ 850,974	28.0%	**$ 498,448**	**58.6%**

Research and Development

Research and development expenditures increased by $123.6 million to $359.8 million, or 6.0% of revenue, in fiscal 2008, compared to $236.2 million, or 7.8% of revenue, in fiscal 2007. The majority of the increases during fiscal 2008, compared to fiscal 2007, were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs, office and related staffing infrastructure costs and travel.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $343.6 million to $881.5 million for fiscal 2008 compared to $537.9 million in fiscal 2007. As a percentage of revenue, selling, marketing and administration expenses decreased to 14.7% in fiscal 2008 compared to 17.7% in fiscal 2007. The net increase of $343.6 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel, external advisory fees, office and related staffing infrastructure costs and travel. The increase also included other costs incurred by the Company under indemnity agreements in favor of certain officers and directors of the Company, in each case in connection with the Review, the Restatement, regulatory investigations relating to the Company's historical option granting practices and related matters.

Amortization

The table below presents a comparison of amortization expense relating to capital assets and intangible assets for fiscal 2008 compared to fiscal 2007.

	(in thousands)					
	Included in Amortization			Included in Cost of sales		
	Fiscal year end					
	March 1, 2008	March 3, 2007	Change	March 1, 2008	March 3, 2007	Change
Capital assets	**$ 87,800**	$ 63,624	**$ 24,176**	**$ 45,248**	$ 29,874	**$ 15,374**
Intangible assets	**20,312**	13,255	**7,057**	**24,006**	19,602	**4,404**
Total	**$ 108,112**	$ 76,879	**$ 31,233**	**$ 69,254**	$ 49,476	**$ 19,778**

Amortization expense relating to certain capital and certain intangible assets increased by $31.2 million to $108.1 million for fiscal 2008 compared to $76.9 million for the comparable period in fiscal 2007. The increased amortization expense primarily reflects the impact of a full year amortization of fiscal 2007 additions plus a partial year's amortization for fiscal 2008 additions.

Total amortization expense with respect to intangible assets was $44.3 million in fiscal 2008 compared to $32.9 million in fiscal 2007.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $45.2 million in fiscal 2008 compared to $29.9 million in fiscal 2007 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2008 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures incurred during fiscal 2007 and also incremental amortization with respect to capital asset expenditures incurred during fiscal 2008.

The amount of intangible assets amortization charged to cost of sales was $24.0 million in fiscal 2008 compared to $19.6 million in fiscal 2007.

Investment Income

Investment income increased by $27.3 million to $79.4 million in fiscal 2008 from $52.1 million in fiscal 2007. The increase primarily reflects the increase in cash and cash equivalents, short-term investments and long-term investments when compared to the prior year.

Income Taxes

For fiscal 2008, the Company's income tax expense was $516.7 million, resulting in an effective tax rate of 28.5% compared to income tax expense of $227.4 million or an effective tax rate of 26.5% for fiscal 2007. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The fiscal 2008 effective tax rate increase was partially offset by the significant depreciation of the U.S. dollar relative to the Canadian dollar during fiscal 2008, the impact of enacted Canadian federal income tax rate reductions in the fourth quarter of fiscal 2008 on the Company's deferred income tax asset and liability balances, and the settlement in the third quarter of fiscal 2008 of previously unrecognized ITCs on research and development expenditures attributable to prior fiscal periods. The foreign exchange impact was a result of the U.S. denominated assets and liabilities, and the related timing of these transactions, held by Canadian entities that are subject to tax in Canadian dollars.

Net Income

Net income was $1.29 billion, or $2.31 basic EPS and $2.26 diluted EPS, in fiscal 2008 compared to net income of $631.6 million, or $1.14 basic EPS and $1.10 diluted EPS, in fiscal 2007.

The $662.3 million increase in net income in fiscal 2008 reflects primarily an increase in gross margin in the amount of $1.42 billion, which was offset in part by an increase of $756.5 million in the Company's research and development, selling, marketing and administration expenses and the Company's provision for income taxes.

The weighted average number of shares outstanding was 559.8 million common shares for basic EPS and 572.8 million common shares for diluted EPS for year ended March 1, 2008 compared to 556.1 million common shares for basic EPS and 571.8 million common shares for diluted EPS for the same period in fiscal 2007. Both the weighted average number of shares outstanding and the basic and diluted EPS for year ended March 1, 2008 and year ended March 3, 2007 reflects the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Summary Results of Operations

Three months ended February 28, 2009 compared to the three months ended March 1, 2008

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated.

	For the Three Months Ended				
	February 28, 2009		March 1, 2008		Change Q4 Fiscal 2009/2008
	(in thousands, except for per share amounts)				
Revenue	**$ 3,463,193**	**100.0%**	$ 1,882,705	100.0%	**$ 1,580,488**
Cost of sales	**2,079,615**	**60.0%**	914,483	48.6%	**1,165,132**
Gross margin	**1,383,578**	**40.0%**	968,222	51.4%	**415,356**
Expenses					
Research and development	**182,535**	**5.3%**	104,573	5.6%	**77,962**
Selling, marketing and administration	**406,493**	**11.7%**	267,881	14.2%	**138,612**
Amortization	**61,595**	**1.8%**	31,314	1.7%	**30,281**
	650,623	**18.8%**	403,768	21.4%	**246,855**
Income from operations	**732,955**	**21.2%**	564,454	30.0%	**168,501**
Investment income	**10,568**	**0.3%**	20,114	1.1%	**(9,546)**
Income before income taxes	**743,523**	**21.5%**	584,568	31.0%	**158,955**
Provision for income taxes (1)	**225,264**	**6.5%**	172,067	9.1%	**53,197**
Net income	**$ 518,259**	**15.0%**	$ 412,501	21.9%	**$ 105,758**
Earnings per share					
Basic	**$ 0.92**		$ 0.73		**$ 0.19**
Diluted	**$ 0.90**		$ 0.72		**$ 0.18**
Weighted-average number of shares outstanding (000's)					
Basic	**566,105**		561,837		
Diluted	**572,753**		573,851		

Notes:

(1) Provision for income taxes includes the positive impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the fourth quarter of fiscal 2009 of approximately $3.5 million. See "Non-GAAP Financial Measures" on page 39.

Revenue

Revenue for the fourth quarter of fiscal 2009 was $3.46 billion, an increase of $1.58 billion, or 83.9%, from $1.88 billion in the fourth quarter of fiscal 2008.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	Q4 Fiscal 2009		Q4 Fiscal 2008		Change - Fiscal 2009/2008	
Number of devices sold	**7,780,000**		4,372,000		**3,408,000**	**78.0%**
Average Selling Price ("ASP")	**$ 371**		$ 348		**$ 23**	**6.6%**
***Revenues** (in thousands)*						
Devices	**$ 2,883,399**	**83.3%**	$ 1,523,167	80.9%	**$ 1,360,232**	**89.3%**
Service	**415,223**	**12.0%**	253,744	13.5%	**161,479**	**63.6%**
Software	**58,756**	**1.7%**	63,071	3.4%	**(4,315)**	**(6.8%)**
Other	**105,815**	**3.0%**	42,723	2.2%	**63,092**	**147.7%**
	$ 3,463,193	**100.0%**	$ 1,882,705	100.0%	**$ 1,580,488**	**83.9%**

Device revenue increased by $1.36 billion, or 89.3%, to $2.88 billion, or 83.3% of consolidated revenue, in the fourth quarter of fiscal 2009 compared to $1.52 billion, or 80.9%, of consolidated revenue in the fourth quarter of fiscal 2008. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 3.4 million units, or 78.0%, to approximately 7.8 million devices in the fourth quarter of fiscal 2009 compared to approximately 4.4 million devices in the fourth quarter of fiscal 2008. ASP increased to $371 in the fourth quarter of fiscal 2009 from $348 in the fourth quarter of fiscal 2008 due primarily to a change in the BlackBerry device mix of certain new products that are feature rich and designed to operate on new network technologies. The Company currently expects ASP to be lower in the first quarter of fiscal 2010 when compared to the fourth quarter of fiscal 2009. ASP is dependent on a number of factors, including projected future sales volumes, device mix, new device introductions for the Company's enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.

The Company estimates that a $10, or 2.7%, change in overall ASP would result in a quarterly revenue change of approximately $78 million, based upon the Company's volume of devices shipped in the fourth quarter of fiscal 2009.

Service revenue increased by $161.5 million, or 63.6%, to $415.2 million, or 12.0% of consolidated revenue in the fourth quarter of fiscal 2009 compared to $253.7 million, or 13.5% of consolidated revenue in the fourth quarter of fiscal 2008, reflecting the Company's increase in BlackBerry subscriber accounts since the fourth quarter of fiscal 2008. Net BlackBerry subscriber account additions were approximately 3.9 million for the fourth quarter of fiscal 2009 compared to approximately 2.2 million for the comparable period last year.

Software revenue decreased $4.3 million, or 6.8%, to $58.8 million in the fourth quarter of fiscal 2009 from $63.1 million in the fourth quarter of fiscal 2008. The majority of the decrease was attributable to lower software revenues related to CALs and BES, partially offset by an increase in software maintenance revenues.

Other revenue increased by $63.1 million to $105.8 million in the fourth quarter of fiscal 2009 compared to $42.7 million in the fourth quarter of fiscal 2008. The majority of the increase was attributable to increases in non-warranty repair, gains realized from revenue hedging instruments and increase in sales of accessories.

Gross Margin

Consolidated gross margin increased by $415.4 million, or 42.9%, to $1.38 billion, or 40.0% of revenue, in the fourth quarter of fiscal 2009, compared to $968.2 million, or 51.4% of revenue, in the same period of the previous fiscal year. The decrease of 11.4% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins primarily driven by the introduction of certain new feature rich products that incorporate new technologies which were adopted at a faster rate than historically, lower than anticipated unit shipments of previous generation products and a higher percentage of device shipments which comprised 83.3% of the total revenue mix in the fourth quarter of fiscal 2009 compared to 80.9% in the same period of fiscal 2008. Gross margin percentage for devices is generally lower than the Company's consolidated gross margin percentage. The decrease in gross margin percentage relating to devices was offset in part by improved service margins resulting from cost efficiencies in

RIM's network operations infrastructure as a result of the increase in BlackBerry subscriber accounts. The Company expects consolidated gross margins to be approximately 43-44% in the first quarter of fiscal 2010, based on the Company's current expectation for product mix, device ASP, current product costs and foreign exchange. Based on the Company's current view and the potential for variation due to these factors, the Company expects consolidated gross margin percentage for fiscal year 2010 to be in the low forties.

Research and Development, Selling, Marketing and Administration, and Amortization Expense

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 28, 2009 compared to the quarter ended November 29, 2008 and the quarter ended March 1, 2008. The Company believes it is meaningful to provide a comparison between the fourth quarter of fiscal 2009 and the third quarter of fiscal 2009 given the quarterly increases in revenue realized by the Company during fiscal 2009.

Three Month Fiscal Periods Ended (in thousands)

	February 28, 2009		November 29, 2008		March 1, 2008	
		% of Revenue		% of Revenue		% of Revenue
Revenue	**$ 3,463,193**		$ 2,782,098		$ 1,882,705	
Research and development	**$ 182,535**	**5.3%**	$ 193,044	6.9%	$ 104,573	5.6%
Selling, marketing and administration	**406,493**	**11.7%**	382,968	13.8%	267,881	14.2%
Amortization	**61,595**	**1.8%**	53,023	1.9%	31,314	1.7%
	$ 650,623	**18.8%**	$ 629,035	22.6%	$ 403,768	21.4%

Total research and development, selling, marketing and administration, and amortization expenses for the fourth quarter as a percentage of revenue decreased by 3.8% to 18.8% of revenues when compared to the third quarter of fiscal 2009.

Research and Development

Research and development expenditures increased by $77.9 million to $182.5 million, or 5.3% of revenue, in the fourth quarter of fiscal 2009, compared to $104.6 million, or 5.6% of revenue, in the fourth quarter of fiscal 2008. The majority of the increases during the fourth quarter of fiscal 2009 compared to the fourth quarter of fiscal 2008 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development costs and office and related staffing infrastructure costs.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $138.6 million to $406.5 million for the fourth quarter of fiscal 2009 compared to $267.9 million for the comparable period in fiscal 2008. As a percentage of revenue, selling, marketing and administration expenses decreased to 11.7% in the fourth quarter of fiscal 2009 compared to 14.2% in the fourth quarter of fiscal 2008. The net increase was primarily attributable to increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, salary and benefits expenses primarily as a result of increased personnel and office and related staffing infrastructure costs.

Amortization

The table below presents a comparison of amortization expense relating to capital assets and intangible assets for the quarter ended February 28, 2009 compared to the quarter ended March 1, 2008.

(in thousands)

	Included in Amortization			Included in Cost of sales		
	Three Month Fiscal Period Ended					
	February 28, 2009	March 1, 2008	Change	February 28, 2009	March 1, 2008	Change
Capital assets	**$ 36,662**	$ 24,662	**$ 12,000**	**$ 28,347**	$ 12,824	**$ 15,523**
Intangible assets	**24,933**	6,652	**18,281**	**26,183**	6,374	**19,809**
Total	**$ 61,595**	$ 31,314	**$ 30,281**	**$ 54,530**	$ 19,198	**$ 35,332**

Amortization expense relating to certain capital and certain intangible assets licenses increased by $30.3 million to $61.6 million for the fourth quarter of fiscal 2009 compared to $31.3 million for the comparable period in fiscal 2008. The increased amortization expense primarily reflects the impact of certain capital and intangible asset expenditures incurred over the last four quarters.

Total amortization expense with respect to intangible assets was $51.1 million in the fourth quarter of fiscal 2009 compared to $13.0 million in the fourth quarter of fiscal 2008. Refer to Notes 6 and 7 to the Consolidated Financial Statements.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $28.3 million in the fourth quarter of fiscal 2009 compared to $12.8 million in the fourth quarter of fiscal 2008 and is charged to cost of sales in the Consolidated Statements of Operations. The increased amortization expense in the fourth quarter of fiscal 2009 primarily reflects the impact of amortization expense with respect to these capital asset expenditures incurred over the last four quarters.

The amount of intangible assets amortization charged to cost of sales and was $26.2 million in the fourth quarter of fiscal 2009 compared to $6.4 million in the fourth quarter of fiscal 2008.

Investment Income

Investment income decreased by $9.5 million to $10.6 million in the fourth quarter of fiscal 2009 from $20.1 million in the fourth quarter of fiscal 2008. The decrease primarily reflects a decrease in yields due to lower interest rates when compared to the prior year. See "Liquidity and Capital Resources".

Income Taxes

For the fourth quarter of fiscal 2009, the Company's income tax expense was $225.3 million, resulting in an effective tax rate of 30.3% compared to income tax expense of $172.1 million and an effective tax rate of 29.4% for the same period last year. The Company's effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company's effective tax rate for the fourth quarter of fiscal 2009 was not significantly impacted by the continued variability in the value of the Canadian dollar relative to the U.S. dollar. The Company's adjusted tax rate for the fourth quarter of fiscal 2009 was 30.8% which was approximately 1% higher than management's estimate of 29%-30% for the quarter. The higher than expected adjusted tax rate was primarily a result of lower than expected ITCs. The lower effective tax rate in the fourth quarter of fiscal 2008 was primarily due to the favorable impact of the depreciation of the U.S. dollar relative to the Canadian dollar.

Net Income

Net income was $518.3 million in the fourth quarter of fiscal 2009, compared to net income of $412.5 million in the fourth quarter of fiscal 2008. Basic EPS was $0.92 and diluted EPS was $0.90 in the fourth quarter of fiscal 2009 compared to $0.73 basic EPS and $0.72 diluted EPS, in the fourth quarter of fiscal 2008.

The $105.8 million increase in net income in the fourth quarter of fiscal 2009 reflects primarily an increase in gross margin in the amount of $415.4 million, resulting primarily from the increased number of device shipments, which was offset in part by the decrease of consolidated gross margin percentage and by an increase of $269.8 million in the Company's investments in research and development, selling, marketing and administration expenses and the Company's provision for income taxes which, included the positive impact of $3.5 million due to the marginal increase of the Canadian dollar relative to the U.S. dollar in the quarter, see "Income Taxes".

Adjusted net income was $514.8 million, adjusted basic EPS was $0.91 and adjusted diluted EPS was $0.90 in the fourth quarter of fiscal 2009. See "Non-GAAP Financial Measures".

The weighted average number of shares outstanding was 566.1 million common shares for basic EPS and 572.8 million common shares for diluted EPS for the quarter ended February 28, 2009 compared to 561.8 million common shares for basic EPS and 573.9 million common shares for diluted EPS for the same period last year.

Selected Quarterly Financial Data

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 28, 2009. The information in the table below has been derived from RIM's unaudited interim consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements of the Company. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2009				Fiscal Year 2008			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)							
Revenue	$ 3,463,193	$ 2,782,098	$ 2,577,330	$ 2,242,565	$ 1,882,705	$ 1,672,529	$ 1,372,250	$ 1,081,911
Gross margin	$ 1,383,578	$ 1,269,506	$ 1,306,857	$ 1,137,357	$ 968,222	$ 847,872	$ 704,417	$ 560,070
Research and development, Selling, marketing and administration, and Amortization	650,623	629,035	604,624	490,920	403,768	357,978	311,464	276,212
Investment income	(10,568)	(31,554)	(17,168)	(18,977)	(20,114)	(23,816)	(18,984)	(16,447)
Income before income taxes	743,523	672,025	719,401	665,414	584,568	513,710	411,937	300,305
Provision for income taxes (1)	225,264	275,729	223,855	182,899	172,067	143,249	124,252	77,085
Net income	$ 518,259	$ 396,296	$ 495,546	$ 482,515	$ 412,501	$ 370,461	$ 287,685	$ 223,220
Earnings per share (2)								
Basic	$ 0.92	$ 0.70	$ 0.88	$ 0.86	$ 0.73	$ 0.66	$ 0.51	$ 0.40
Diluted	$ 0.90	$ 0.69	$ 0.86	$ 0.84	$ 0.72	$ 0.65	$ 0.50	$ 0.39

Research and development	$ 182,535	$ 193,044	$ 181,347	$ 127,776	$ 104,573	$ 92,150	$ 88,171	$ 74,934
Selling, marketing and administration	406,493	382,968	379,644	326,592	267,881	238,175	197,943	177,483
Amortization	61,595	53,023	43,633	36,552	31,314	27,653	25,350	23,795
	$ 650,623	$ 629,035	$ 604,624	$ 490,920	$ 403,768	$ 357,978	$ 311,464	$ 276,212

Notes:

(1) Provision for income taxes includes the positive impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the fourth quarter of fiscal 2009 of approximately $3.5 million and the negative impact in the third quarter of fiscal 2009 of approximately $103.2 million. See "Non-GAAP Financial Measures" below.

(2) Basic and diluted earnings per share for fiscal year 2009 and fiscal 2008, as presented in the table above, reflect the 3-for-1 stock split implemented by way of a stock dividend that was paid in the second quarter of fiscal 2008.

Non-GAAP Financial Measures

The Company's financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following "non-GAAP financial measures": adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share. The term "non-GAAP financial measure" is used to refer to a numerical measure of a company's historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company's statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income, adjusted basic earnings per share and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar on the Company's tax rate. This section of the MD&A describes the Company's use of such non-GAAP financial measures.

The Company reported an income tax provision for fiscal 2009 that was higher than previously forecasted, the incremental portion of which will be reversed in the first quarter of fiscal 2010. This annual provision reflects an effective tax rate that is significantly higher than the Company's historical effective tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar and its effect on the Company's U.S. dollar denominated assets and liabilities held by RIM's Canadian operating companies that are subject to tax in Canadian dollars. The majority of this effect was experienced in the third quarter of fiscal 2009. As described in greater detail under "Income Taxes", on March 12, 2009 changes to the *Income Tax Act (Canada)* that allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company's functional currency) were enacted. See "Income Taxes". Although the Company elected

for Canadian income tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company cannot recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted, resulting in a higher provision for the fourth quarter of fiscal 2009. In the first quarter of fiscal 2010, the Company will record an incremental, one time net benefit of approximately $70 - $100 million to net income relating to the enactment of the rules. As result of the enactment of the rules, future volatility in the Company's effective tax rate should be reduced. Since the incremental tax expense in fiscal 2009 will be reversed and additional net benefits from adoption will be realized because the rules were enacted, the Company believes presenting non-GAAP financial measures that exclude the impact of exchange rate fluctuations between the Canadian dollar and the U.S. dollar enables the Company, and its shareholders, to better assess the Company's operating performance relative to its financial results in prior periods and improves the comparability of the information presented.

The Company's income tax provision for the fourth quarter of fiscal 2009 was not significantly impacted by changes in the Canadian dollar as outlined in the table below.

Investors are cautioned that adjusted net income and adjusted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company's U.S. GAAP results.

The following table provides a reconciliation of net income to adjusted net income, basic earnings per share to adjusted basic earnings per share and diluted earnings per share to adjusted diluted earnings per share.

	(in thousands, except per share amounts)	
	Three months ended February 28, 2009	Fiscal year ended February 28, 2009
Net income	$ 518,259	$ 1,892,616
Impact using functional currency (U.S. dollar) to determine Canadian income taxes (1)	(3,500)	99,700
Adjusted net income (1)	514,759	1,992,316
Basic earnings per share	0.92	3.35
Diluted earnings per share	0.90	3.30
Adjusted basic earnings per share (1)	0.91	3.53
Adjusted diluted earnings per share (1)	0.90	3.47

(1) These are non-GAAP amounts or non-GAAP financial measures

Financial Condition

Liquidity and Capital Resources

Cash and cash equivalents, short-term investments and long-term investments decreased by $105.1 million to $2.24 billion as at February 28, 2009 from $2.34 billion as at March 1, 2008. The majority of the Company's cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at February 28, 2009.

A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below.

	As at (in thousands)		
	February 28, 2009	March 1, 2008	Change - Fiscal 2009/2008
Cash and cash equivalents	$ 835,546	$ 1,184,398	$ (348,852)
Short-term investments	682,666	420,709	261,957
Long-term investments	720,635	738,889	(18,254)
Cash and cash equivalents, short-term investments and long-term investments	$ 2,238,847	$ 2,343,996	$ (105,149)

Fiscal year ended February 28, 2009 compared to the fiscal year ended March 1, 2008

Operating Activities

Cash flow provided by operating activities was $1.45 billion in fiscal 2009 compared to cash flow provided by operating activities of $1.58 billion in the preceding fiscal year, representing a decrease of $124.9 million. The table below summarizes the key components of this net decrease.

	Fiscal Year Ended (in thousands)		
	February 28, 2009	**March 1, 2008**	**Change - Fiscal 2009/2008**
Net income	**$ 1,892,616**	$ 1,293,867	**$ 598,749**
Amortization	**327,896**	177,366	**150,530**
Deferred income taxes	**(36,623)**	(67,244)	**30,621**
Income taxes payable	**(6,897)**	4,973	**(11,870)**
Stock-based compensation	**38,100**	33,700	**4,400**
Other	**5,867**	3,303	**2,564**
Net changes in working capital	**(769,114)**	130,794	**(899,908)**
Cash provided from operating activities	**$ 1,451,845**	$ 1,576,759	**$ (124,914)**

The increase in working capital in fiscal 2009 was primarily due to increases in trade receivables and inventory, partially offset by an increase in accrued liabilities. The decrease in working capital in fiscal 2008 was primarily due to increases in income taxes payable and accrued liabilities, partially offset by increases in trade receivables and inventory.

Financing Activities

Cash flow provided by financing activities was $25.4 million for fiscal 2009 and was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options, offset in part by repayment of the long-term debt. The cash flow provided by financing activities in fiscal 2008 in the amount of $80.4 million was primarily attributable to proceeds from the exercise of stock options in the amount of $62.9 million, as well as the voluntary payments of CAD $7.5 million each made by the Company's Co-Chief Executive Officers. See "Restatement of Previously Issued Financial Statements – Review Costs".

Investing Activities

During the fiscal year ended February 28, 2009, cash flow used in investing activities was $1.82 billion and included capital asset additions of $833.5 million, intangible asset additions of $687.9 million, business acquisitions of $48.4 million as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $253.7 million. For the same period of the prior fiscal year, cash flow used in investing activities was $1.15 billion and included capital asset additions of $351.9 million, intangible asset additions of $374.1 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $421.7 million. The increase in capital asset spending was primarily due to increased investment in land and building purchases, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. The increase in intangible asset spending was primarily associated with agreements with third parties totalling $353 million for the use of intellectual property, software, messaging services and other BlackBerry-related features and several agreements to acquire portfolios of patents relating to wireless communication technologies totalling $279 million. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives.

Auction Rate Securities

Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 28, 2009, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at February 28, 2009, the Company does not consider these investments to be other-than-temporarily impaired.

Structured Investment Vehicle

A Structured Investment Vehicle ("SIV") is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. Beginning in late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations.

In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the debt securities.

The SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. During fiscal 2009, the Company received a total of $4.5 million in principal and interest payments from the SIV. As of February 28, 2009, the Company held $22.5 million face value of SIV securities that were negatively impacted by changes in market conditions.

During fiscal 2009, the Company did not record any other-than-temporary impairment charges associated with these investments. In fiscal 2008, the Company recorded an other-than-temporary impairment charge of $3.8 million on these investment securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary deterioration in the value of the underlying assets.

Other

Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) ("LBIE"). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc ("LBHI"). The face value, including accrued interest, as of February 28, 2009 is $84.5 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company's regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. The Company will take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in fiscal 2009.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 28, 2009:

	(in thousands)				
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$ **183,380**	$ 25,244	$ 66,468	$ 36,547	$ 55,121
Purchase obligations and commitments	**4,228,407**	4,228,407	-	-	-
Total	$ **4,411,787**	$ 4,253,651	$ 66,468	$ 36,547	$ 55,121

Purchase obligations and commitments amounted to approximately $4.23 billion as of February 28, 2009, with purchase orders with contract manufacturers representing approximately $3.48 billion of the total. The Company also has commitments on account of capital expenditures of approximately $128.4 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.

On February 10, 2009, the Company entered into an agreement with Certicom Corp. ("Certicom") to acquire all of the issued and outstanding common shares of Certicom by way of statutory plan of arrangement at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million (approximately $102 million). The transaction closed on March 23, 2009. The Certicom shares purchased under the offer were funded with the Company's cash on hand.

The Company has obligations payable in the first quarter of fiscal 2010 of approximately $290 million for the payment of income taxes related to fiscal 2009. The Company paid approximately $475 million in the first quarter of fiscal 2009 in respect of income taxes related to fiscal 2008. The amounts have been included as Current liabilities in Income taxes payable as of February 28, 2009 and March 1, 2008 respectively, and the Company intends to fund its fiscal 2009 tax obligations from existing financial resources and cash flows.

The Company has not paid any cash dividends in the last three fiscal years.

Cash and cash equivalents, short-term investments and long-term investments were $2.24 billion as at February 28, 2009. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.

The Company has a $100 million Demand Credit Facility (the "Facility") to support and secure operating and financing requirements. As at February 28, 2009, the Company has utilized $6.5 million of the Facility for outstanding Letters of Credit and $93.5 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.0 million Demand Credit Facility (the "Additional Facility"). The Additional Facility is used to support and secure other operating and financing requirements. As at February 28, 2009, the Company has utilized $1.1 million of the Additional Facility for outstanding letters of credit and $0.9 million of the Additional Facility is unused.

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Exchange Act and under applicable Canadian securities laws.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2009 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries and income taxes, certain operating costs and manufacturing overhead are incurred primarily

in Canadian dollars. See "Income Taxes" and "Non-GAAP Financial Measures". At February 28, 2009, approximately 36% of cash and cash equivalents, 26% of trade receivables and 4% of accounts payable are denominated in foreign currencies (March 1, 2008 – 13%, 35% and 15%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at February 28, 2009. As at February 28, 2009, the net unrealized loss on these forward contracts was approximately $2.7 million (March 1, 2008 – net unrealized gain of $35.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at February 28, 2009, a net unrealized gain of $16.0 million was recorded in respect of this amount (March 1, 2008 – net unrealized loss of $6.9 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 28, 2009 is $2.1 million (March 1, 2008 - $2.0 million). While the Company sells to a variety of customers, one customer comprised 29% of trade receivables as at February 28, 2009 (March 1, 2008 – three customers comprised 19%, 14% and 10%). Additionally, three customers comprised 23%, 14% and 10% of the Company's fiscal 2009 annual sales (fiscal 2008 annual sales – three customers comprised 21%, 15% and 12%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 28, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 60% (March 1, 2008 – 40%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting

exposure to any one entity or group of related entities. As at February 28, 2009, no single issuer represented more than 12% of the total cash, cash equivalents and investments (March 1, 2008 – no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's ability and intent to hold the debt securities to maturity. As of February 28, 2009, the Company did not record an other-than-temporary impairment charge. See "Liquidity and Capital Resources – Structured Investment Vehicle".

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of February 28, 2009, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Co-Chief Executive Officers and its Chief Accounting Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the United States Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Co-Chief Executive Officers and the Chief Accounting Officer have concluded that, as of such date, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company's assets that could have a material affect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 28, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of February 28, 2009, the Company's internal control over financial reporting was effective.

The Company's independent auditors have issued an audit report on the Company's internal control over financial reporting. This report is included with the Consolidated Financial Statements.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended February 28, 2009, no changes were made to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

management's responsibility for financial reporting

To the Shareholders of Research In Motion Limited

Management of Research In Motion Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgments required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit Committee and approved by the Board of Directors of Research In Motion Limited.

In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.

The Company's Audit Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent registered public accounting firm to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent registered public accounting firm's report and to discuss significant financial reporting issues and auditing matters. The Company's external registered public accounting firm has full and unrestricted access to the Audit Committee to discuss audit findings, financial reporting and other related matters. The Audit Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.

The Consolidated Financial Statements for fiscal 2009, fiscal 2008 and fiscal 2007 have been audited by Ernst & Young LLP, the independent registered public accounting firm appointed by the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Mike Lazaridis
President & Co-CEO

Jim Balsillie
Co-CEO

Waterloo, Ontario

report of independent registered public accounting firm on internal control over financial reporting

To the Shareholders of Research In Motion Limited

We have audited Research In Motion Limited's (the "Company") internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at February 28, 2009 and March 1, 2008 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 28, 2009, March 1, 2008 and March 3, 2007 of the Company and our report dated April 7, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada
April 7, 2009.

report of independent registered public accounting firm

To the Shareholders of Research In Motion Limited

We have audited the accompanying consolidated balance sheets of Research In Motion Limited (the "Company") as of February 28, 2009 and March 1, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended February 28, 2009, March 1, 2008 and March 3, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at February 28, 2009 and March 1, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 28, 2009, March 1, 2008 and March 3, 2007, in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Kitchener, Canada,
April 7, 2009.

RESEARCH IN MOTION LIMITED Incorporated under the Laws of Ontario

consolidated balance sheets

(United States dollars, in thousands)

	As at	
	February 28, 2009	March 1, 2008
Assets		
Current		
Cash and cash equivalents (note 4)	**$ 835,546**	$ 1,184,398
Short-term investments (note 4)	**682,666**	420,709
Trade receivables	**2,112,117**	1,174,692
Other receivables	**157,728**	74,689
Inventory (note 5)	**682,400**	396,267
Other current assets (note 17)	**187,257**	135,849
Deferred income tax asset (note 9)	**183,872**	90,750
	4,841,586	3,477,354
Long-term investments (note 4)	**720,635**	738,889
Capital assets (note 6)	**1,334,648**	705,955
Intangible assets (note 7)	**1,066,527**	469,988
Goodwill (note 8)	**137,572**	114,455
Deferred income tax asset (note 9)	**404**	4,546
	$ 8,101,372	$ 5,511,187
Liabilities		
Current		
Accounts payable	**$ 448,339**	$ 271,076
Accrued liabilities (notes 13 and 16(c))	**1,238,602**	690,442
Income taxes payable (note 9)	**361,460**	475,328
Deferred revenue	**53,834**	37,236
Deferred income tax liability (note 9)	**13,116**	-
Current portion of long-term debt (note 10)	**-**	349
	2,115,351	1,474,431
Deferred income tax liability (note 9)	**87,917**	65,058
Income taxes payable (note 9)	**23,976**	30,873
Long-term debt (note 10)	**-**	7,259
	2,227,244	1,577,621
Shareholders' Equity		
Capital stock (note 11)		
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and an unlimited number of voting common shares		
Issued - 566,218,819 voting common shares (March 1, 2008 - 562,652,461)	**2,208,235**	2,169,856
Retained earnings	**3,545,710**	1,653,094
Additional paid-in capital	**119,726**	80,333
Accumulated other comprehensive income (note 15)	**457**	30,283
	5,874,128	3,933,566
	$ 8,101,372	$ 5,511,187

Commitments and contingencies (notes 10, 12, 13, 17 and 19)

See notes to the consolidated financial statements.

On behalf of the Board:

John Richardson
Director

Mike Lazaridis
Director

RESEARCH IN MOTION LIMITED

consolidated statements of shareholders' equity

(United States dollars, in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at March 4, 2006	$ 2,068,869	$ 28,694	$ (100,174)	$ (1,974)	$ 1,995,415
Comprehensive income (loss):					
Net income	-	-	631,572	-	631,572
Net change in unrealized gains on available-for-sale investments	-	-	-	11,839	11,839
Net change in derivative fair value during the year	-	-	-	(13,455)	(13,455)
Amounts reclassified to earnings during the year	-	-	-	(7,926)	(7,926)
Shares issued:					
Exercise of stock options	44,534	-	-	-	44,534
Transfers to capital stock from stock option exercises	18,055	(18,055)	-	-	-
Stock-based compensation	-	19,454	-	-	19,454
Excess tax benefits from stock-based compensation	-	6,000	-	-	6,000
Common shares repurchased pursuant to Common Share Repurchase Program	(31,762)	-	(172,171)	-	(203,933)
Balance as at March 3, 2007	$ 2,099,696	$ 36,093	$ 359,227	$ (11,516)	$ 2,483,500
Comprehensive income (loss):					
Net income	-	-	1,293,867	-	1,293,867
Net change in unrealized gains on available-for-sale investments	-	-	-	13,467	13,467
Net change in derivative fair value during the year	-	-	-	37,564	37,564
Amounts reclassified to earnings during the year	-	-	-	(9,232)	(9,232)
Other paid-in capital	-	9,626	-	-	9,626
Shares issued:					
Exercise of stock options	62,889	-	-	-	62,889
Transfers to capital stock from stock option exercises	7,271	(7,271)	-	-	-
Stock-based compensation	-	33,700	-	-	33,700
Excess tax benefits from stock-based compensation	-	8,185	-	-	8,185
Balance as at March 1, 2008	$ 2,169,856	$ 80,333	$ 1,653,094	$ 30,283	$ 3,933,566
Comprehensive income (loss):					
Net income	**-**	**-**	**1,892,616**	**-**	**1,892,616**
Net change in unrealized gains on available-for-sale investments	**-**	**-**	**-**	**(7,161)**	**(7,161)**
Net change in derivative fair value during the year	**-**	**-**	**-**	**(6,168)**	**(6,168)**
Amounts reclassified to earnings during the year	**-**	**-**	**-**	**(16,497)**	**(16,497)**
Shares issued:					
Exercise of stock options	**27,024**	**-**	**-**	**-**	**27,024**
Transfers to capital stock from stock option exercises	**11,355**	**(11,355)**	**-**	**-**	**-**
Stock-based compensation	**-**	**38,100**	**-**	**-**	**38,100**
Excess tax benefits from stock-based compensation	**-**	**12,648**	**-**	**-**	**12,648**
Balance as at February 28, 2009	**$ 2,208,235**	**$ 119,726**	**$ 3,545,710**	**$ 457**	**$ 5,874,128**

See notes to the consolidated financial statements.

RESEARCH IN MOTION LIMITED

consolidated statements of operations

(United States dollars, in thousands, except per share data)

	For the Year Ended		
	February 28, 2009	**March 1, 2008**	**March 3, 2007**
Revenue			
Devices and other	**$ 9,410,755**	$ 4,914,366	$ 2,303,800
Service and software	**1,654,431**	1,095,029	733,303
	11,065,186	6,009,395	3,037,103
Cost of sales			
Devices and other	**5,718,041**	2,758,250	1,265,251
Service and software	**249,847**	170,564	114,050
	5,967,888	2,928,814	1,379,301
Gross Margin	**5,097,298**	3,080,581	1,657,802
Expenses			
Research and development	**684,702**	359,828	236,173
Selling, marketing and administration (notes 16(d) and 17)	**1,495,697**	881,482	537,922
Amortization	**194,803**	108,112	76,879
	2,375,202	1,349,422	850,974
Income from operations	**2,722,096**	1,731,159	806,828
Investment income	**78,267**	79,361	52,117
Income before income taxes	**2,800,363**	1,810,520	858,945
Provision for (recovery of) income taxes (note 9)			
Current	**948,536**	587,845	123,553
Deferred	**(40,789)**	(71,192)	103,820
	907,747	516,653	227,373
Net income	**$ 1,892,616**	$ 1,293,867	$ 631,572
Earnings per share (note 14)			
Basic	**$ 3.35**	$ 2.31	$ 1.14
Diluted	**$ 3.30**	$ 2.26	$ 1.10

See notes to the consolidated financial statements.

consolidated statements of cash flows

(United States dollars, in thousands)

	For the Year Ended		
	February 28, 2009	**March 1, 2008**	**March 3, 2007**
Cash flows from operating activities			
Net income	**$ 1,892,616**	$ 1,293,867	$ 631,572
Items not requiring an outlay of cash:			
Amortization	**327,896**	177,366	126,355
Deferred income taxes	**(36,623)**	(67,244)	101,576
Income taxes payable	**(6,897)**	4,973	-
Stock-based compensation (note 11(b))	**38,100**	33,700	19,063
Other	**5,867**	3,303	(315)
Net changes in working capital items (note 16(a))	**(769,114)**	130,794	(142,582)
Net cash provided by operating activities	**1,451,845**	1,576,759	735,669
Cash flows from financing activities			
Issuance of share capital	**27,024**	62,889	44,534
Additional paid-in capital	**-**	9,626	-
Excess tax benefits from stock-based compensation (note 11(b))	**12,648**	8,185	6,000
Common shares repurchased pursuant to Common Share Repurchase Program (note 11(a))	**-**	-	(203,933)
Repayment of debt	**(14,305)**	(302)	(262)
Net cash provided by (used in) financing activities	**25,367**	80,398	(153,661)
Cash flows from investing activities			
Acquisition of long-term investments	**(507,082)**	(757,656)	(100,080)
Proceeds on sale or maturity of long-term investments	**431,713**	260,393	86,583
Acquisition of capital assets	**(833,521)**	(351,914)	(254,041)
Acquisition of intangible assets	**(687,913)**	(374,128)	(60,303)
Business acquisitions (note 8)	**(48,425)**	(6,200)	(116,190)
Acquisition of short-term investments	**(917,316)**	(1,249,919)	(163,147)
Proceeds on sale or maturity of short-term investments	**739,021**	1,325,487	242,601
Net cash used in investing activities	**(1,823,523)**	(1,153,937)	(364,577)
Effect of foreign exchange gain (loss) on cash and cash equivalents	**(2,541)**	4,034	173
Net increase (decrease) in cash and cash equivalents for the year	**(348,852)**	507,254	217,604
Cash and cash equivalents, beginning of year	**1,184,398**	677,144	459,540
Cash and cash equivalents, end of year	**$ 835,546**	$ 1,184,398	$ 677,144

See notes to the consolidated financial statements.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

NATURE OF BUSINESS

Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, short messaging service (SMS), Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless solution, and other software and hardware. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sale of its products and services as well as its own supporting sales and marketing teams. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on the Toronto Stock Exchange under the symbol "RIM" and on the NASDAQ Global Select Market under the symbol "RIMM".

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General

These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented except as described in note 2. Certain of the comparative figures have been reclassified to conform to the current year presentation.

The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

(b) Fiscal year

The Company's fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ended February 28, 2009, March 1, 2008 and March 3, 2007 comprise 52 weeks.

(c) Basis of consolidation

The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned.

(d) Use of estimates

The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, royalties, amortization expense, implied fair value of goodwill, provision for income taxes, realization of deferred income tax assets and the related components of the valuation allowance, provision for warranty and the fair values of financial instruments. Actual results could differ from these estimates.

(e) Foreign currency translation

The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the remeasurement method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.

(f) Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

(g) Trade receivables

Trade receivables which reflect invoiced and accrued revenue are presented net of an allowance for doubtful accounts. The allowance was $2.1 million at February 28, 2009 (March 1, 2008 - $2.0 million). Bad debt expense (recovery) was $24 for the year ended February 28, 2009 (March 1, 2008 – ($26); March 3, 2007 - $274).

The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

products, software and services. The Company expects the majority of trade receivables to continue to come from large customers as it sells the majority of its devices and software products and service relay access through network carriers and resellers rather than directly.

The Company evaluates the collectability of its trade receivables based upon a combination of factors on a periodic basis. When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables balances could be further adjusted.

(h) Investments

The Company's investments, other than cost method investments of $2.5 million and equity method investments of $2.7 million, consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments. Investments with maturities of one year or more are classified as Long-term investments.

Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value determined under SFAS 157 *Fair Value Measurements*. Changes in fair value are accounted for through Accumulated other comprehensive income until such investments mature or are sold.

The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the investments. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established.

(i) Derivative financial instruments

The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

SFAS 133 *Accounting for Derivative Instruments*, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as cash flow hedges as defined in SFAS 133, the effective portion of changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

For derivative instruments that do not meet the requirements for hedge accounting under SFAS 133, changes in fair value are recognized in current earnings and will generally offset the changes in the U.S. dollar value of the associated hedged asset or liability.

(j) Inventories

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(k) Capital assets

Capital assets are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leaseholds and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment and tooling	Straight-line over terms between 2 and 8 years
Furniture and fixtures	Declining balance at 20% per annum

(l) Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents comprise trademarks, internally developed patents, as well as individual patents or portfolios of patents acquired from third parties. Costs capitalized and subsequently amortized include all costs necessary to acquire intellectual property, such as patents and trademarks, as well as legal defense costs arising out of the assertion of any Company-owned patents.

Intangible assets are amortized as follows:

Acquired technology	Straight-line over 2 to 5 years except for acquired in-process research and development costs which is expensed immediately
Licenses	Straight-line over terms of the license agreements or on a per unit basis based upon the anticipated number of units sold during the terms, subject to a maximum of 5 years
Patents	Straight-line over 17 years or over estimated useful life

(m) Goodwill

Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is unnecessary.

In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it were the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

The Company has one reporting unit which is the consolidated Company.

(n) Impairment of long-lived assets

The Company reviews long-lived assets such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

(o) Income taxes

In accordance with SFAS 109 *Accounting for Income Taxes,* the Company uses the liability method of tax allocation to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's deferred income tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, capital assets, non-deductible reserves and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more

likely than not to be realized. If the Company determines that it is more likely than not that it will not be able to realize all or part of its deferred income tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

The Company uses the flow-through method to account for investment tax credits ("ITCs") earned on eligible scientific research and experimental development expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.

The Company uses Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48") in assessing its uncertain tax positions and provision for income taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, and prescribes a recognition threshold of more likely than not to be sustained upon examination. In addition, FIN 48 provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods and disclosure and transitions.

(p) Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectability is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

Devices

Revenue from the sales of BlackBerry devices is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. For hardware products for which software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"). The Company records reductions to revenue for estimated commitments related to price protection and for customer incentive programs, including reseller and end-user rebates. The estimated cost of the incentive programs are accrued based on historical experience, as a reduction to revenue in the period the Company has sold the product and committed to a plan. Price protection is accrued as a reduction to revenue based on estimates of future price reductions and certain agreed customer inventories at the date of the price adjustment.

Provisions are made at the time of sale for warranties, royalties, price protection, rebates and estimated product returns. If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. If future returns are higher than estimated, they would result in a reduction of revenue. To date, returns of devices and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

Service

Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

Software

Revenue from licensed software is recognized at the inception of the license term in accordance with SOP 97-2. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

Other

Revenue from the sale of accessories is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Technical support contracts extending beyond the current period are recorded as deferred revenue. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

Shipping and handling costs

Shipping and handling costs charged to earnings are included in *Cost of sales* where they can be reasonably attributed to certain revenue; otherwise they are included in *Selling, Marketing and Administration.*

Multiple-element arrangements
The Company enters into transactions that represent multiple-element arrangements which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

(q) Research and development
Research costs are expensed as incurred. Development costs for BlackBerry devices and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers pursuant to SFAS 86 *Accounting for the Costs of Computer Software to be Sold, Leased, of Otherwise Marketed*. The Company's products are generally released soon after technological feasibility has been established and therefore cost incurred subsequent to achievement of technological feasibility are not significant and have been expensed as incurred.

(r) Comprehensive income (loss)
SFAS 130 *Reporting Comprehensive Income* establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 17 and changes in the fair value of investments available for sale as described in note 4. Realized gains or losses on available-for-sale investments are reclassified into earnings using the specific identification basis.

(s) Earnings per share
Earnings per share is calculated based on the weighted-average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.

(t) Stock-based compensation plans
The Company has stock-based compensation plans, which are described in note 11(b).

The Company records stock-based compensation expense in accordance with SFAS 123(R) *Share-Based Payment*. Under the provisions of SFAS 123(R), stock-based compensation expense is estimated at the grant date based on the award's fair value as calculated by the Black-Scholes-Merton ("BSM") option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of share-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.

The BSM option-pricing model used in SFAS 123(R) is consistent with that used in pro forma disclosures under SFAS 123 *Accounting for Stock-Based Compensation*, however, SFAS 123(R) requires the Company to factor in an expected forfeiture rate in establishing the expense while under SFAS 123 the Company accounted for forfeitures as they occurred. In fiscal 2007, the Company used the modified prospective transition ("MPT") method as permitted by SFAS 123(R) to record stock-based compensation expense. Stock-based compensation expense calculated using the MPT approach is recognized on a prospective basis in the financial statements for all new and unvested stock options that are ultimately expected to vest as the requisite service is rendered beginning in the Company's fiscal 2007 year. Stock-based compensation expense for awards granted prior to fiscal 2007 is based on the grant-date fair value as determined under the pro forma provisions of SFAS 123.

Under SFAS 123(R), any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.

The Company has a Restricted Share Unit Plan (the "RSU Plan") under which eligible participants include any officer or employee of the Company or its subsidiaries. Restricted Share Units ("RSUs") are redeemed for either common shares issued by the Company, common shares purchased on the open market or the cash equivalent on the vesting dates

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

established by the Company. The Company has classified the RSUs as equity instruments as the Company has the ability and intent on settling the awards in shares. The compensation expense is calculated based on the fair value of the award as defined in SFAS 123(R) and the amount is recognized over the vesting period of the RSU.

The Company has a Deferred Share Unit Plan (the "DSU Plan") adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units ("DSUs") in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director's annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company's shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement. DSUs are awarded on a quarterly basis.

(u) Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.

(v) Advertising costs

The Company expenses all advertising costs as incurred. These costs are included in *Selling, marketing and administration.*

2. ADOPTION OF ACCOUNTING POLICIES

The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS 115

In February 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 159 *The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS 115* ("SFAS 159"). SFAS 159 permits entities to measure many financial instruments and certain other items at fair value that currently are not required to be measured at fair value. If elected, unrealized gains or losses on certain items will be reported in earnings at each subsequent reporting period. SFAS 159 is effective for the Company as of the beginning of its 2009 fiscal year. The Company did not adopt the fair value measurement provisions of this statement.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies the definition of fair value, establishes a framework for measurement of fair value, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except as amended by FASB Staff Position ("FSP") SFAS 157-1 and FSP SFAS 157-2 which is effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-1 and FSP SFAS 157-2 allow partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. Effective March 2, 2008, the Company adopted SFAS 157, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP SFAS 157-2, with the impact described in note 4. The Company will adopt the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and does not expect the adoption to have a material impact on the Company's results of operations and financial condition.

Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133

In March 2008, the FASB issued SFAS 161 *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 enhances the current disclosure framework in SFAS 133

and requires enhanced disclosures about why an entity uses derivative instruments, how derivative instruments are accounted for under SFAS 133 and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company adopted SFAS 161 in the fourth quarter of fiscal 2009 with the required additional disclosures presented in note 17.

The Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS 162 *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 outlines the order of authority for the sources of accounting principles. SFAS 162 is effective 60 days following the Securities and Exchange Commission's ("SEC") approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The SEC approved the PCAOB amendments to AU Section 411 in September 2008, therefore SFAS 162 became effective for mid November 2008. The implementation of SFAS 162 did not have a material impact on the Company's results of operations and financial condition.

3. RECENTLY ISSUED PRONOUNCEMENTS

Business Combinations
In December 2007, the FASB issued SFAS 141(R) *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) replaces SFAS 141 *Business Combinations* ("SFAS 141"). SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and the Company will adopt the standard in the first quarter of fiscal 2010 and its effects are not material to the Company's results of operations and financial condition, as of the filing date, including an acquisition subsequent to year end.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51
In December 2007, the FASB issued SFAS 160 *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51* ("SFAS 160"). SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company will adopt the standard in the first quarter of fiscal 2010 and does not expect the adoption of SFAS 160 to have a material impact on the Company's results of operations and financial condition.

Determination of the Useful Life of Intangible Assets
In April 2008, the FASB issued FSP SFAS 142-3 *Determination of the Useful Life of Intangible Assets* ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of the recognized intangible asset under SFAS 142, *Goodwill and Other Intangible Assets*. The intent of the guidance is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R). For a recognized intangible asset, an entity will be required to disclose information that enables users of the financial statements to assess the extent to which expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company will adopt the standard in the first quarter of fiscal 2010 and does not expect the adoption will have a material impact on the Company's results of operations and financial condition.

International Financial Reporting Standards
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

4. CASH AND CASH EQUIVALENTS AND INVESTMENTS

The components of cash and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Recorded Basis	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at February 28, 2009							
Bank balances	$ 477,855	$ -	$ -	$ 477,855	$ 477,855	$ -	$ -
Money market fund	5,000	-	-	5,000	5,000	-	-
Bank certificates of deposit	14,963	8	-	14,971	-	14,971	-
Auction-rate securities	40,529	-	(7,687)	32,842	-		32,842
Commercial paper and corporate notes / bonds	404,623	3,608	(443)	407,788	124,720	145,605	137,463
US treasury notes	245,050	717	(153)	245,614	19,398	205,633	20,583
Government sponsored enterprise notes	666,627	2,922	(178)	669,371	208,573	316,457	144,341
Asset-backed securities	379,091	2,658	(1,540)	380,209	-	-	380,209
Other cost investments	5,197	-	-	5,197	-	-	5,197
	$ 2,238,935	$ 9,913	$ (10,001)	$ 2,238,847	$ 835,546	$ 682,666	$ 720,635
As at March 1, 2008							
Bank balances	$ 125,904	$ -	$ -	$ 125,904	$ 125,904	$ -	$ -
Bank term deposits	116,768	-	-	116,768	114,909	1,859	-
Bank certificates of deposit	93,280	27	(2)	93,305	37,818	55,487	-
Auction-rate securities	55,067	-	(3,230)	51,837	-	14,512	37,325
Commercial paper and corporate notes / bonds	1,041,835	3,442	(54)	1,045,223	666,114	255,975	123,134
Government sponsored enterprise notes	606,879	3,468	(67)	610,280	239,653	92,876	277,751
Asset-backed securities	291,689	3,504	(14)	295,179	-	-	295,179
Other cost investments	5,500	-	-	5,500	-	-	5,500
	$ 2,336,922	$ 10,441	$ (3,367)	$ 2,343,996	$ 1,184,398	$ 420,709	$ 738,889

The contractual maturities of cash and cash equivalents and investments at February 28, 2009 were recorded as follows:

	Cost Basis	Fair Value
Due in one year or less	$ 1,516,825	$ 1,518,211
Due after one year through five years	550,447	556,084
Due after five years through ten years	125,937	126,513
Due after ten years	40,529	32,842
No fixed maturity date	5,197	5,197
	$ 2,238,935	$ 2,238,847

Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Realized gains	$ 158	$ 10	$ -
Realized losses	(1,801)	(410)	-
	$ (1,643)	$ (400)	$ -

Investments with continuous unrealized losses for less than and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
As at February 28, 2009						
Government sponsored enterprise notes	**$ 231,955**	**$ 178**	**$ -**	**$ -**	**$ 231,955**	**$ 178**
Commercial paper and corporate bonds	**81,077**	**391**	**19,997**	**52**	**101,074**	**443**
U.S. treasury notes	**130,713**	**153**	**-**	**-**	**130,713**	**153**
Asset-backed securities	**125,019**	**1,540**	**-**	**-**	**125,019**	**1,540**
Auction-rate securities	**-**	**-**	**32,842**	**7,687**	**32,842**	**7,687**
	$ 568,764	**$ 2,262**	**$ 52,839**	**$ 7,739**	**$ 621,603**	**$ 10,001**

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses
As at March 1, 2008						
Government sponsored enterprise notes	$ 11,520	$ 67	$ -	$ -	$ 11,520	$ 67
Commercial paper and corporate bonds	199,726	36	10,648	18	210,374	54
Asset-backed securities	6,820	2	6,694	12	13,514	14
Auction-rate securities	37,326	3,230	-	-	37,326	3,230
Bank certificates of deposit	30,175	2	-	-	30,175	2
	$ 285,567	$ 3,337	$ 17,342	$ 30	$ 302,909	$ 3,367

Auction-rate securities account for $7.7 million of the total $10.0 million unrealized losses. Auction-rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at February 28, 2009, the Company held $40.5 million in face value of auction rate securities that are experiencing failed auctions as a result of more sell orders than buy orders and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction-rate securities will return to normal, the Company has classified the auction-rate securities as long-term investments on the balance sheet. As at February 28, 2009, the Company does not consider these long-term investments to be other-than-temporarily impaired.

The additional unrealized losses of $2.3 million for investment grade debt securities were related to changes in interest rates and overall market conditions. The Company believes that it is probable that it will be able to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments until there is a recovery of fair value which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at February 28, 2009.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

A Structured Investment Vehicle ("SIV") is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. In late 2007, widespread illiquidity in the market has prevented SIVs from accessing necessary funding for ongoing operations. In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company's intent and ability to hold the debt securities.

The outstanding SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. The Company has elected to participate in the restructuring of the securities. The Company believes that the anticipated restructuring will likely result in extended maturities and/or a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities. As part of this process, the Company received a total of $4.5 million in principal and interest payments from the SIV. As at February 28, 2009, the Company held $22.5 million face value of SIV securities that were negatively impacted by the changes in market conditions and has not recorded an other-than-temporary impairment charges in fiscal 2009 (in fiscal 2008, the Company recorded any other-than-temporary impairment charge of $3.8 million). Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than-temporary deterioration in the value of the underlying assets.

Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

- Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis:

As at February 28, 2009	Level 1	Level 2	Level 3	Total
Assets				
Available-for-sale investments	$ 5,000	$ 1,699,251	$ 51,544	$ 1,755,795
Derivative instruments	-	70,100	-	70,100
Total Assets	$ 5,000	$ 1,769,351	$ 51,544	$ 1,825,895
Liabilities				
Derivative instruments	-	56,827	-	56,827
Total Liabilities	$ -	$ 56,827	$ -	$ 56,827

The following table summarizes the changes in fair value of the Company's Level 3 assets at February 28, 2009:

For the year ended February 28, 2009	Level 3
Balance at March 1, 2008	$ 59,418
Unrealized changes in fair value included in other comprehensive income	(4,457)
Accrued interest	1,072
Transfers out of Level 3	(4,489)
Balance at February 28, 2009	$ 51,544

5. INVENTORY

Inventory is comprised as follows:

	February 28, 2009	March 1, 2008
Raw materials	$ 464,497	$ 167,185
Work in process	250,728	239,610
Finished goods	35,264	9,233
Provision for excess and obsolete inventory	(68,089)	(19,761)
	$ 682,400	$ 396,267

6. CAPITAL ASSETS

Capital assets are comprised of the following:

	February 28, 2009		
	Cost	Accumulated amortization	Net book value
Land	$ 90,257	$ -	$ 90,257
Buildings, leaseholds and other	608,213	70,017	538,196
BlackBerry operations and other information technology	732,486	316,398	416,088
Manufacturing equipment, research and development equipment, and tooling	247,608	108,676	138,932
Furniture and fixtures	244,502	93,327	151,175
	$ 1,923,066	$ 588,418	$ 1,334,648

	March 1, 2008		
	Cost	Accumulated amortization	Net book value
Land	$ 54,085	$ -	$ 54,085
Buildings, leaseholds and other	327,645	46,708	280,937
BlackBerry operations and other information technology	436,681	225,061	211,620
Manufacturing equipment, research and development equipment, and tooling	167,618	95,448	72,170
Furniture and fixtures	150,911	63,768	87,143
	$ 1,136,940	$ 430,985	$ 705,955

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

As at February 28, 2009, the carrying amount of assets under construction is $88.9 million (March 1, 2008 - $93.9 million). Of this amount, $50.0 million (March 1, 2008 - $63.9 million) is included in *Buildings, leaseholds and other;* $35.8 million (March 1, 2008 - $20.4 million), is included in *BlackBerry operations and other information technology;* and $3.2 million (March 1, 2008 - $9.6 million) is included in *Manufacturing equipment, research and development equipment, and tooling.*

For the year ended February 28, 2009, amortization expense related to capital assets was $203.4 million (March 1, 2008 - $133.1 million; March 3, 2007 - $93.5 million).

7. INTANGIBLE ASSETS

Intangible assets are comprised of the following:

	February 28, 2009		
	Cost	Accumulated amortization	Net book value
Acquired technology	**$ 92,819**	**$ 41,518**	**$ 51,301**
Licenses	**427,471**	**61,112**	**366,359**
Patents	**733,632**	**84,765**	**648,867**
	$ 1,253,922	**$ 187,395**	**$ 1,066,527**

	March 1, 2008		
	Cost	Accumulated amortization	Net book value
Acquired technology	$ 59,674	$ 29,749	$ 29,925
Licenses	94,444	32,410	62,034
Patents	399,232	21,203	378,029
	$ 553,350	$ 83,362	$ 469,988

During fiscal 2009, the Company entered into agreements with third parties totalling $353.5 million for the use of intellectual property, software, messaging services and other BlackBerry related features. In addition, the Company entered into several agreements to acquire portfolios of patents relating to wireless communication technologies totalling $279.5 million.

During fiscal 2008, the Company entered into a patent assignment and license agreement to acquire a portfolio of patents for GSM/UMTS technologies. The purchase price was 120 million Euros or $172.3 million. In addition, the Company entered into a patent assignment and license agreement to acquire a portfolio of patents for speech coding technology. The purchase price was $90.0 million.

The acquired patents were recorded as *Intangible assets* and are being amortized over their estimated useful lives.

For the year ended February 28, 2009, amortization expense related to intangible assets was $124.5 million (March 1, 2008 - $44.3 million; March 3, 2007 - $32.9 million). Total additions to intangible assets in fiscal 2009 were $721.1 million (2008 - $376.1 million).

Based on the carrying value of the identified intangible assets as at February 28, 2009 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five fiscal years is expected to be as follows: 2010 - $221 million; 2011 - $159 million; 2012 - $93 million; 2013 - $89 million; and 2014 - $87 million.

The weighted-average remaining useful life of the acquired technology is 3.7 years (2008 – 3.2 years).

8. BUSINESS ACQUISITIONS

The Company purchased 100% of the common shares of Chalk Media Corp ("Chalk"). The transaction closed on January 30, 2009. Chalk is the developer of Mobile chalkboard™, which enables the rapid creation and secure, tracked deployment of media-rich "Pushcasts"™ to BlackBerry smartphones.

The Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on February 13, 2009.

In the acquisitions noted above, the consideration paid by the Company was cash and the results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to February 28, 2009.

During fiscal 2008, the Company purchased the assets and intellectual property of a company. The transaction closed on November 19, 2007. In addition, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on August 22, 2007.

During fiscal 2007, the Company purchased 100% of the common shares of a company whose proprietary software will be incorporated into the Company's software. The transaction closed on September 22, 2006.

During fiscal 2007, the Company purchased 100% of the common shares of Slipstream Data Inc. ("Slipstream"). The transaction closed on July 7, 2006. Slipstream provides acceleration, compression and network optimization to enhance the online experience for mobile, dial and broadband subscribers, while significantly reducing bandwidth requirements.

During fiscal 2007, the Company purchased 100% of the common shares of Ascendent Systems Inc. ("Ascendent"). The transaction closed on March 9, 2006. Ascendent specializes in enterprise solutions to simplify voice mobility implementations and allows the Company to further extend and enhance the use of wireless communications by offering a voice mobility solution that helps customers align their mobile voice and data strategies.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition along with prior year's acquisition allocations:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Assets purchased			
Current assets	**$ 1,155**	$ 23	$ 3,707
Capital assets	**494**	-	802
Deferred income tax asset	**3,097**	-	10,440
Acquired technology	**31,226**	1,035	40,266
In-process research and development	**1,919**	-	-
Patents	**-**	960	-
Goodwill	**23,117**	4,523	80,906
	61,008	6,541	136,121
Liabilities assumed	**12,583**	-	8,597
Deferred income tax liability	**-**	341	11,334
	12,583	341	19,931
Net non-cash assets acquired	**48,425**	6,200	116,190
Cash acquired	**1,421**	1	3,649
Net assets acquired	**$ 49,846**	$ 6,201	$ 119,839
Consideration			
Cash	**$ 49,846**	$ 6,201	$ 119,839

The acquisitions were accounted for using the purchase method whereby identifiable assets acquired and liabilities assumed were recorded at their estimated fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. In-process research and development is charged to *Amortization* expense immediately after acquisition.

The weighted average remaining amortization period of the acquired technology related to the business acquisitions completed in fiscal 2009 is 4.6 years (2008 – 4.6 years).

On February 10, 2009, the Company entered into an agreement with Certicom Corp. ("Certicom") by way of statutory plan of arrangement to acquire all of the issued and outstanding common shares at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million (approximately $102 million). The transaction closed on March 23, 2009, subsequent to the Company's fiscal 2009 year. Certicom technology protects the value of content, applications and devices with government approved security using Elliptic Curve Cryptography. The Company has not provided a preliminary purchase price allocation due to lack of access to the required information during the unsolicited bid stage of the offer and the limited amount of time between the closing date of the transaction and the filing date of these consolidated financial statements.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

9. INCOME TAXES

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Statutory Canadian tax rate	**33.4%**	35.7%	36.1%
Expected income tax provision	**$ 935,881**	$ 645,994	$ 310,215
Differences in income taxes resulting from:			
Foreign exchange	**99,575**	(30,826)	(2,111)
Investment tax credits	**(81,173)**	(58,726)	(37,054)
Manufacturing and processing activities	**(49,808)**	(24,984)	(12,097)
Foreign tax rate differences	**(16,273)**	(29,909)	(37,574)
Enacted tax rate changes	**1,260**	(4,648)	(2,778)
Non-deductible stock compensation	**10,500**	10,400	6,394
Other differences	**7,785**	9,352	2,378
	$ 907,747	$ 516,653	$ 227,373

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Income before income taxes:			
Canadian	**$ 2,583,976**	$ 1,635,074	$ 718,004
Foreign	**216,387**	175,446	140,941
	$ 2,800,363	$ 1,810,520	$ 858,945

The provision for (recovery of) income taxes consists of the following:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Provision for (recovery of) income taxes:			
Current			
Canadian	**$ 880,035**	$ 555,895	$ 114,073
Foreign	**68,501**	31,950	9,480
Deferred			
Canadian	**(36,013)**	(73,294)	100,261
Foreign	**(4,776)**	2,102	3,559
	$ 907,747	$ 516,653	$ 227,373

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at	
	February 28, 2009	March 1, 2008
Assets		
Non-deductible reserves	**$ 177,669**	$ 102,737
Tax loss carryforwards	**11,176**	18,245
Unrealized losses on financial instruments	**1,902**	-
Other tax carryforwards	**3,972**	247
Net deferred income tax assets	**194,719**	121,229
Liabilities		
Capital assets	**91,193**	68,140
Research and development	**20,283**	11,468
Unrealized gains on financial instruments	**-**	11,383
Net deferred income tax liabilities	**111,476**	90,991
Net deferred income tax asset	**$ 83,243**	$ 30,238
Deferred income tax asset - current	**$ 183,872**	$ 90,750
Deferred income tax liability - current	**(13,116)**	-
Deferred income tax asset - long term	**404**	4,546
Deferred income tax liability - long-term	**(87,917)**	(65,058)
	$ 83,243	$ 30,238

The Company determined that it was more likely than not that it can realize its deferred income tax assets. Accordingly, no valuation allowance is required on its deferred income tax assets as at February 28, 2009 (March 1, 2008 - $nil). The Company will continue to evaluate and examine the valuation allowance on a regular basis and when required, the valuation allowance may be adjusted.

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company's total unrecognized income tax benefits as at March 2, 2008 and February 28, 2009 were $175.4 million and $137.4 million respectively. The change in unrecognized income tax benefits during fiscal 2009 relates to a $39.9 million decrease due to changes in measurement of existing uncertain tax positions related to the depreciation of the Canadian dollar versus U.S. dollar, enacted tax rate changes and other measurement criteria, a $2.4 million decrease related to the settlement of an unrecognized income tax benefit related to ITCs on research and development expenditures, and a $4.3 million increase in uncertain tax positions related ITCs on research and development expenditures and transfer pricing matters. A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows:

	(in millions)
Unrecognized income tax benefits balance as at March 2, 2008	$ 175.4
Gross increase for tax positions of prior years	**4.3**
Settlement of tax positions	**(2.4)**
Foreign exchange	**(39.1)**
Other	**(0.8)**
Unrecognized income tax benefits balance as at February 28, 2009	**$ 137.4**

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

As at February 28, 2009, the total unrecognized income tax benefits of $137.4 million includes approximately $104.5 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $32.9 million is recorded within current taxes payable and other non-current taxes payable on the Company's consolidated balance sheet as of February 28, 2009.

The Company's total unrecognized income tax benefits that, if recognized, would affect the Company's effective tax rate were $175.4 million and $137.4 as March 2, 2008 and February 28, 2009, respectively.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction	
Canada (1)	Fiscal 2001 - 2009
United States (1)	Fiscal 2003 - 2009
United Kingdom	Fiscal 2004 - 2009

(1) Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency ("CRA") recently concluded examining Scientific Research and Experimental Investment Tax Credit elements of the Company's fiscal 2001 to fiscal 2005 Canadian corporate tax filings. At this time, the Company cannot reasonably anticipate when the CRA will complete the remaining elements of its' fiscal 2001 to fiscal 2005 examination. The CRA has also given the Company notice that it will begin examining the Company's fiscal 2006, fiscal 2007 and fiscal 2008 Canadian corporate tax filings in the 2009 calendar year.

The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $8.5 million of its gross unrecognized income tax benefit will decrease during fiscal 2010.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within *Investment income*. The amount of interest and penalties accrued as at March 2, 2008 and February 28, 2009 is approximately $4.4 million and $5.4 million, respectively.

On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allows RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company's functional currency). As such, the Company will record net benefits of approximately $70 - $100 million relating to the enactment of the changes to the Income Tax Act (Canada) in the first quarter of fiscal 2010.

10. LONG-TERM DEBT

The Company repaid its outstanding mortgage balance on February 27, 2009. Interest expense on long-term debt for the year was $502 (March 1, 2008 - $518; March 3, 2007 - $494).

The Company has a $100.0 million Demand Credit Facility (the "Facility") to support and secure operating and financing requirements. As at February 28, 2009, the Company has utilized $6.5 million of the Facility for outstanding letters of credit and $93.5 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.

The Company has an additional $2.0 million Demand Credit Facility (the "Additional Facility"). The Additional Facility is used to support and secure other operating and financing requirements. As at February 28, 2009, the Company has utilized $1.1 million of the Additional Facility for outstanding letters of credit and $915 of this facility is unused.

11. CAPITAL STOCK

(a) *Share capital*

The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

The Company declared a 3-for-1 stock split of the Company's outstanding common shares on June 28, 2007. The stock split was implemented by way of a stock dividend. Shareholders received an additional two common shares of the Company for each common share held. The stock dividend was paid on August 20, 2007 to common shareholders of record at the close of business on August 17, 2007. All share, earnings per share and stock option data have been adjusted to reflect this stock dividend.

The following details the changes in issued and outstanding common shares for the three years ended February 28, 2009:

	Number Outstanding (000's) Common Shares
Balance as at March 4, 2006	558,006
Exercise of stock options	9,126
Conversion of restricted share units	21
Common shares repurchased pursuant to Common Share Repurchase Program	(9,540)
Balance as at March 3, 2007	557,613
Exercise of stock options	5,039
Balance as at March 1, 2008	562,652
Exercise of stock options	**3,565**
Conversion of restricted share units	**2**
Balance as at February 28, 2009	**566,219**

On October 11, 2005, the Company's Board of Directors approved the repurchase by the Company, from time to time, on the NASDAQ Stock Market, of up to an aggregate of 28.5 million common shares during the subsequent 12 month period. This represented approximately 5% of the Company's outstanding shares. Pursuant to the Common Share Repurchase Program, which is no longer in effect, the Company repurchased 19.0 million common shares at a cost of $391.2 million during the third quarter of fiscal 2006 and repurchased 9.5 million common shares at a cost of $203.9 million during the second quarter of fiscal 2007 which brought the total number of common shares repurchased to the approved maximum of 28.5 million common shares. The amounts paid in excess of the per share paid-in capital of the common shares of $328.2 million in the third quarter of fiscal 2006 and $172.2 million in the second quarter of fiscal 2007 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The common shares noted above have been adjusted to reflect the 3-for-1 stock split.

(b) Stock-based compensation

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company or its subsidiaries. No stock options were granted to independent directors in fiscal 2009.

The Company records stock compensation expense under SFAS 123(R) resulting in a charge to earnings of $38.1 million in fiscal 2009 (fiscal 2008 - $33.7 million; fiscal 2007 - $18.8 million).

In accordance with SFAS 123(R), the Company has presented excess tax benefits from the exercise of stock-based compensation awards as a financing activity in the consolidated statement of cash flows.

Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of ten years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 8.7 million stock options vested and not exercised as at February 28, 2009. There are 13.3 million stock options available for future grants under the stock option plan.

As a result of measures implemented by the Company's Board of Directors following the Company's Review (as more fully discussed in note 12(c)), certain outstanding stock options held by employees, directors and officers of the Company have been repriced to reflect a higher exercise price. Repriced options in fiscal 2009 include 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares (fiscal 2008 - 87 stock option grants to 65 individuals in respect of options to acquire 9,426,000 common shares). In addition, during fiscal 2008, the Company received $8.7 million in restitution, inclusive of interest, related to incorrectly priced stock options that were exercised prior to fiscal 2008. As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock compensation expense related to these repricing events.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

As previously disclosed, the Company's Co-Chief Executive Officers voluntarily offered to assist the Company in defraying costs incurred in connection with the Review and the Restatement by contributing CAD $10.0 million (CAD $5.0 million by each Co-CEO) of those costs. As part of a settlement agreement reached with a pension fund, an additional CAD $5.0 million (CAD $2.5 million by each Co-CEO) was received in the third quarter of fiscal 2008. The Company received these voluntary payments in the second and third quarters of fiscal 2008 and were recorded net of income taxes as an increase to additional paid-in capital. Furthermore, as part of a settlement agreement reached with the Ontario Securities Commission ("OSC") as more fully described in note 12(c), Messrs. Balsillie, Lazaridis and Kavelman also agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. These options are shown as outstanding, vested and exercisable as at February 28, 2009 in the table below. Messrs. Balsillie, Lazaridis, Kavelman and Loberto have also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC's investigation.

In June 2007, the Board amended the Stock Option Plan to provide that options held by directors of the Company will not terminate upon a director ceasing to be a director of the Company if such person is appointed as a Director Emeritus of the Board. This resulted in a modification for accounting purposes of unvested options previously granted to two directors who where appointed Directors Emeritus during the second quarter of fiscal 2008, which in turn required the Company to record additional compensation expense in fiscal 2008 in the amount of $3.5 million.

A summary of option activity since March 4, 2006 is shown below.

	Options Outstanding			
	Number (in 000's)	Weighted-Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Balance as at March 4, 2006	26,883	$ 6.78		
Granted during the year	1,752	37.15		
Exercised during the year	(9,126)	4.30		
Forfeited/cancelled/expired during the year	(348)	9.97		
Balance as at March 3, 2007	19,161	$ 10.85		
Granted during the year	2,518	101.60		
Exercised during the year	(5,039)	10.82		
Forfeited/cancelled/expired during the year	(174)	31.76		
Balance as at March 1, 2008	16,466	$ 28.66		
Exercised during the year	**(3,565)**	**7.60**		
Forfeited/cancelled/expired during the year	**(170)**	**60.25**		
Balance as at February 28, 2009	**12,731**	**$ 27.51**	**2.60**	**$ 262,250**
Vested and expected to vest at February 28, 2009	**12,484**	**$ 26.99**	**2.57**	**$ 260,746**
Exercisable at February 28, 2009	**8,686**	**$ 15.07**	**1.82**	**$ 255,238**

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on February 28, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on February 28, 2009. The intrinsic value of stock options exercised during fiscal 2009, calculated using the average market price during the period, was approximately $82 per share.

A summary of unvested stock options since March 1, 2008 is shown below:

	Options Outstanding	
	Number (in 000's)	Weighted Average Grant Date Fair Value
Balance as at March 1, 2008	7,257	$ 22.89
Vested during the period	**(3,042)**	**13.20**
Forfeited during the period	**(170)**	**34.45**
Balance as at February 28, 2009	**4,045**	**$ 29.69**

As of February 28, 2009, there was $95.5 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.1 years. The total fair value of stock options vested during the year ended February 28, 2009 was $40.1 million.

Cash received from stock option exercises for the year ended February 28, 2009 was $27.0 million (March 1, 2008 - $62.9 million). Tax benefits realized by the Company related to the stock option exercises were $12.6 million (March 1, 2008 - $8.2 million; March 3, 2007 - $6.0 million).

There were no stock options granted in fiscal 2009. The weighted-average fair value of stock options granted during the previous two years was calculated using the BSM option-pricing model with the following assumptions:

	For the year ended	
	March 1, 2008	March 3, 2007
Number of options granted (000's)	**2,518**	1,752
Weighted-average BSM value of each option	**$ 47.11**	$ 16.63
Assumptions:		
Risk-free interest rate	**4.3%**	4.8%
Expected life in years	**4.6**	4.4
Expected dividend yield	**0%**	0%
Volatility	**41% - 57%**	44% - 55%

The Company has not paid a dividend in the previous eleven fiscal years and has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

RSUs are redeemed for either common shares issued the by Company, common shares purchased on the open market or the cash equivalent on the vesting dates established by the Company. Compensation expense is recognized upon issuance of RSUs over the vesting period. The Company recorded $196 of compensation expense with respect to RSUs in the year ended February 28, 2009 (March 1, 2008 - $33).

The Company did not issue any RSUs in the year ended February 28, 2009 and there were 3,334 RSUs outstanding as at February 28, 2009 (March 1, 2008 – 5,000).

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

Deferred Share Unit Plan
Under the DSU Plan, each independent director will be credited with DSUs in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors. DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted-average trading price of the Company's shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

The Company issued 11,282 DSUs in the year ended February 28, 2009. There are 20,208 DSUs outstanding at February 28, 2009 (March 1, 2008 – 8,926). The Company had a liability of $834 in relation to the DSU plan as at February 28, 2009 (March 1, 2008 - $965).

12. COMMITMENTS AND CONTINGENCIES

(a) Lease commitments
The Company is committed to future minimum annual lease payments under operating leases as follows:

	Real Estate	Equipment and other	Total
For the years ending			
2010	$ 23,785	$ 1,459	$ 25,244
2011	22,253	1,269	23,522
2012	22,003	548	22,551
2013	20,395	-	20,395
2014	19,496	-	19,496
Thereafter	72,172	-	72,172
	$ 180,104	$ 3,276	$ 183,380

For the year ended February 28, 2009, the Company incurred rental expense of $22.7 million (March 1, 2008 - $15.5 million; March 3, 2007 - $9.8 million).

(b) Litigation
By letter dated February 3, 2005 (the "Letter"), TMO-DG delivered to RIM-UK a notice of a claim for indemnity in relation to litigation in Düsseldorf, Germany in which the plaintiff, Inpro, brought action against TMO-DG (the "Litigation") for infringement of European Patent EP0892947B1 (the "Patent"). The Company joined the Litigation as an intervening party in support of the defendant TMO-DG. The Company also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the Patent invalid. Inpro has appealed the Munich court's decision and an appeal will not be heard until some time in 2009. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on validity has been made. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On May 1, 2006, Visto Corporation ("Visto") filed a complaint in the United States District Court for the Eastern District of Texas, Marshall Division (the "Marshall District Court"), against the Company alleging infringement of four patents (United States Patent ("U.S. Patent") No. 6,023,708 ("'708"), 6,085,192 ("'192), 6,151,606 ("'606") and 6,708,221 ("'221")) and seeking an injunction and monetary damages. On May 1, 2006, RIM filed a declaratory judgment complaint against Visto in the United States District Court for the Northern District of Texas (Dallas Division) (the "Dallas District Court") alleging that the Visto '192, '606, and '221 patents are invalid and/or not infringed. RIM filed an amended declaratory judgment complaint in the Dallas District Court on May 12, 2006 adding claims against Visto for infringement

of U.S. Patent No. 6,389,457 and 6,219,694, which are owned by RIM. Visto responded to RIM's amended complaint on July 5, 2006 by filing declaratory judgment claims in the Dallas District Court that the RIM 6,389,457 and 6,219,694 patents are invalid and/or not infringed. On June 16, 2006, RIM filed a declaratory judgment complaint against Visto in the Dallas District Court alleging that Patent No. 7,039,679 ("'679") is invalid and/or not infringed. The declaratory judgment filed by RIM in the Dallas District Court against Visto's U.S. Patents No. '192, '606 and '221 has been dismissed. This will proceed as part of the Visto suit in the Eastern District of Texas. The RIM complaint filed in the Dallas District Court against Visto for infringement of RIM's U.S. Patent No. 6,389,457 and 6,219,694 was consolidated with the declaratory judgment action filed by RIM against Visto's patent No. '679 into one case. RIM's complaint filed against Visto for infringement of RIM's U.S. Patent No. 6,389,457 and 6,219,694 (consolidated with the declaratory judgment filed by RIM against Visto patent No, '679) was dismissed to allow RIM to re-file those complaints in the Marshall District Court. RIM's motion to amend its response to add an infringement claim under the RIM 6,389,457 and 6,219,694 patents, along with a declaratory judgment complaint against Visto patent '679, to the Marshall District Court action was granted on March 6, 2007. RIM's motion to transfer Visto's declaratory judgment counterclaims filed on July 5, 2006 (against the RIM Patents, U.S. Patent No. 6,389,457 and 6,219,694) from the Northern District of Texas Court to the Eastern District of Texas Court was granted on May 17, 2007. All of RIM's and Visto's claims and counterclaims filed in the Northern District of Texas will now be heard in the Eastern District of Texas case. As of September 21, 2007, the United States Patent & Trademark Office ("USPTO") issued office actions in re-examination proceedings, rejecting all claims of each of the five patents asserted against RIM in the patent infringement action filed by Visto in the Eastern District of Texas against RIM on April 28, 2006. On March 14, 2008, the USPTO issued final office actions rejecting all the claims of the '679, '606 patents and the majority of the claims of the '192 patent. A claim construction hearing was held on November 1, 2007, in the Eastern District of Texas action. The Magistrate assigned to handle the claim construction hearing granted leave to both RIM and Visto to file supplemental briefs based on Visto's response to the re-examination proceedings before the USPTO. On April 4, 2008, RIM filed a motion to stay the case pending final disposition of the re-examination proceedings. On July 2, 2008, the Court granted RIM's motion to stay the entire case pending final disposition of the re-examination proceedings involving Visto's patents-in-suit. On January 23, 2009, Visto filed a Motion to Lift the Stay in the original Eastern District of Texas case in light of Notices of Intent to Issue Reexamination Certificates (NIRC) in the re-examination proceedings of Visto's '192, '679 and '606 patents. On March 25, 2009, the USPTO issued a re-examination certificate for the '679 and '606 patents indicating the re-examinations on those two patents are complete. The USPTO issued a Notice of Intent to Issue a Reexamination Certificate for the '708 and '221 patents, however Visto has indicated that it will ask the Court to dismiss the '221 patent from the case with prejudice. A status conference is scheduled for April 16, 2009. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On August 28, 2007, Visto filed a new complaint in the Marshall District Court, against the Company alleging infringement of two U.S. Patents (U.S. Patent No. 5,857,201 and 6,324,542). On October 18, 2007, RIM filed its answer to Visto's complaint in the Eastern District of Texas. On January 8, 2008, Visto filed an amended complaint adding U.S. Patent No. 5,968,131. On January 29, 2008, RIM filed an answer to the amended complaint. On June 16, 2008, Visto filed a motion to further amend its complaint to include two new U.S. Patents No. 7,363,349 and 7,373,571, and RIM filed an opposition to this motion. On September 29, 2008, RIM filed its invalidity contentions on the original three patents-in-suit. All four of RIM's re-examination requests related to these original three patents have been accepted by the USPTO and are in progress. RIM filed a request for ex parte re-examination of Visto Patent No. 7,363,349. On February 24, 2009, the Texas Court granted Visto's motion to amend its complaint to add U.S. Patent No. 7,363,349 and 7,373,517. Proceedings are ongoing with jury selection set for August 2, 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

On June 15, 2007, RIM filed in the United States District Court for the Northern District of California a complaint against Visto for infringement of U.S. Patent No. 5,889,839, which is owned by RIM. On July 9, 2007, Visto filed its answer to RIM's complaint asserting defences based on non-infringement, invalidity and unenforceability. On August 29, 2007, Visto filed a motion to amend Visto's answer and add counterclaims of infringement by RIM of U.S. Patents No. 7,255,231 and 7,228,383 in the Northern District of California case. On February 28, 2008, the California Court granted RIM's request to stay Visto's counterclaims of infringement of the 7,255,231 and 7,228,383 patents pending their re-examination by the USPTO. On June 9, 2008, the California Court granted Visto's request to stay RIM's claims of infringement of the 5,889,839 patent pending their re-examination by the USPTO. The USPTO has granted RIM's request for re-examination of all Visto patents-in-suit and those re-examinations are ongoing. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On July 5, 2006, RIM commenced an action in the Federal Court of Canada against Visto for infringement of RIM's Canadian Patent No. 2,245,157, 2,356,073 and 2,356,046. On June 1, 2007, RIM commenced an action in the Ontario Superior Court of Justice against Visto Corporation and two of its executive officers. The action seeks damages for conspiracy, for false and misleading statements in contravention of the Competition Act, for contravention of the Trade-marks Act, for injurious falsehood and for unlawful interference with RIM's economic relations. On May 21, 2008, the Federal Court issued a judgment finding Visto to have infringed on the three RIM patents-in-suit in Canada. Proceedings are currently pending to determine the damages for Visto's infringement of RIM's patents. No amount has been recorded in these consolidated financial statements as at February 28, 2009 as the amount of damages is not determinable.

On October 30, 2006, RIM commenced an action against Visto in the High Court of Justice (Chancery Division, Patents Court) in London, England. The action sought a declaration that Visto's U.K. patent [EP (UK) 0,996,905] is invalid and should be revoked. On December 5, 2006, RIM requested that the court decide that RIM's actions in the U.K. do not infringe the same patent. RIM sent to Visto a non-confidential Product and Process Description ("PPD") providing a technical description of RIM's products offered in the U.K. On February 2, 2007, Visto acknowledged that RIM's products described in the non-confidential PPD do not infringe Visto's U.K. patent [EP (UK) 0,996,905]. However, on February 2, 2007 Visto also filed a defence and counterclaim alleging that another Company product allegedly not in the non-confidential PPD, the Mail Connector product, does infringe Visto's U.K. patent [EP (UK) 0,996,905]. Visto also alleged that the action filed by the Company in Italy (see below) was filed in bad faith or with gross negligence and that filing the proceedings in Italy amounts to the tort of abuse of process. Visto further asked the Court to order revocation of the Company's U.K. patents [EP (UK) 1 096 727] and [EP (UK) 1 126 662]. The Company presented a jurisdictional challenge to Visto's abuse of process claims related to RIM's filing of the action in Italy on the basis that the UK Court did not have jurisdiction in the UK for the abuse of process claims. The Court decided in RIM's favour in a hearing held on April 3, 2007 on RIM's jurisdictional challenge, and Visto appealed the Court's decision. On April 13, 2007, in view of the fact that Visto acknowledged that RIM's products described in the PPD do not infringe the Visto UK patent, RIM served a notice of discontinuance that it was withdrawing its request that the Court decide that the RIM products described in the PPD do not infringe the Visto UK patent. A hearing was held in the UK Court on August 7, 2007 on an application filed by Visto requesting a stay of the litigation. The UK Court denied Visto's request for a stay. The trial on the invalidity and non-infringement of Visto's patents proceeded in the UK Court on January 23, 2008. On February 28, 2008, the UK Court rendered a decision wherein it held that Visto's [EP (UK) 0,996,905] patent was invalid for lack of inventive step and not being patentable subject matter. On March 6, 2008, the English Court of Appeal also denied Visto's appeal in relation to the abuse of process claims. Proceedings are currently pending to determine RIM's entitlement to costs.

On December 27, 2006, RIM commenced an action in Italy in the Court of Milan, Specialized Division in Industrial and Intellectual Property. RIM is requesting that the court declare the Italian portion of Visto's patent No. EP0996905

invalid and declare that RIM's activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On May 28, 2007, Visto filed a request with the Court of Milan that the Court hold a hearing on the issue of whether the Court has jurisdiction to decide that RIM's activities in Belgium, France, Italy, Germany, the Netherlands and Spain do not infringe patent EP0996905. On April 18, 2008, the Court of Milan, special division for industrial and intellectual property filed a partial decision (no. 5111/2008) declaring its own lack of jurisdiction over the claims for the assessment of non-infringement of European patent EP0996905 in its national portions, other than the Italian portion. On July 11, 2008, RIM filed an appeal of the decision on jurisdiction. On May 27, 2008, the Court scheduled an oral hearing for December 16, 2008. On November 12, 2008, Visto sent a letter to the European Patent Office submitting to revocation throughout Europe of its patent EP0996905. Visto has sent notice to the Court of Milan and requested termination of proceedings. RIM requested expansion of the subject matter to be considered by the Court appointed expert to include recently issued Visto divisional patents (EP 1,722,321; 1,783,675; 1,783,927). A hearing on this question was held on December 9, 2008, and the issue was deferred to a three judge panel. Also, a hearing was held regarding RIM's appeal of the decision of the Court of Milan regarding non-Italian portions of the Visto patents-in-suit. Proceedings are currently pending.

On October 16, 2008, RIM filed a nullity action in the UK asserting invalidity of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. On November 21, 2008, Visto counter-claimed in UK asserting nullity of four RIM patents and infringement of Visto's divisional patents. A case management conference was held on December 5, 2008 at which trial was scheduled in the UK for September 14, 2009.

On September 18, 2008, Visto filed a lawsuit in Turin, Italy alleging that RIM infringes Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. Visto requested a preliminary injunction against RIM. On January 7, 2009 the Turin Court rejected Visto's petition and ordered Visto to pay costs. On January 28, 2009, Visto informed RIM of its decision not to appeal the Turin Court's decision.

On October 18, 2008, RIM filed a lawsuit in Rome, Italy alleging invalidity of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. An allegation by certain RIM officers of non-infringement was also included. A first hearing on the merits has been scheduled for May 28, 2009. Proceedings are currently pending.

On September 17, 2008, Visto filed a lawsuit in Dusseldorf, Germany alleging infringement by RIM of Visto divisional patents EP 1,722,321; 1,783,675; and 1,783,927. A case management conference was held on December 9, 2008 and trial was set in Germany for December 10, 2009. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On May 31, 2006, the Company filed a declaratory judgment action in the Dallas District Court against DataQuill BVI, Ltd. in which RIM seeks a ruling that the U.S. Patent 6,058,304 is invalid and not infringed by RIM products. On August 15, 2006, DataQuill filed a motion to dismiss to which RIM filed a response on September 15, 2006. On March 27, 2007, the U.S. District Court for the Northern District of Texas issued an order denying DataQuill's Motion to Dismiss. On April 13, 2007, RIM filed an amended complaint which added a declaratory judgment counterclaim to the suit seeking a ruling that DataQuill's continuation patent of the 6,058,304 patent, U.S. Patent 7,139,591 is invalid and not infringed by RIM products. On April 24, 2007, DataQuill filed its answer to RIM's declaratory judgment complaint. DataQuill counterclaimed for infringement of the 6,058,304 and 7,139,591 patents and is seeking an injunction and monetary damages. On May 9, 2008, the Northern District of Texas granted the parties' joint motion to amend the scheduling order and reset the trial date for April 20, 2009. Subsequently, the parties agreed to submit the dispute to binding alternative dispute resolution (ADR) proceedings. Based on this agreement, the parties jointly moved to stay the case until January 15, 2009 and to vacate all case deadlines, including the April 20, 2009 trial date. The court granted the parties' joint motion and further ordered that, if ADR is unsuccessful, then entry of a revised docket control order will be necessary. On November 24, 2008, the parties completed settlement of the lawsuit for an amount that is not material to these consolidated financial statements.

On June 6, 2007, Minerva Industries ("Minerva") filed a complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 6,681,120 and seeking

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

an injunction and monetary damages. On January 22, 2008, Minerva filed a second complaint in the Marshall District Court against the Company alleging infringement of U.S. Patent No. 7,321,783 and seeking an injunction and monetary damages. RIM answered the first Complaint on January 28, 2008 and the second Complaint on March 14, 2008. On December 1, 2008, RIM's motion to consolidate the two cases was granted. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On October 18, 2007, Saxon Innovations, LLC, filed a complaint in the United States District Court for the Eastern District of Texas, Tyler Division, against the Company and thirteen other defendants alleging infringement of U.S. Patents Nos. 5,592,555, 5,771,394, 5,502,689, and 5,247,621 and seeking an injunction and monetary damages. RIM's answer was filed on March 5, 2008. A trial date has been set for May 2010. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On February 16, 2008, the Company filed a complaint in the Dallas District Court against Motorola alleging breach of contract, antitrust violations, patent infringement of U.S. Patent No. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola U.S. Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211 and 6,101,531. On February 21, 2008, RIM filed a second complaint in the Dallas District Court seeking a declaratory judgment of non-infringement and invalidity of Motorola U.S. Patent No. 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On April 10, 2008, Motorola filed a motion to dismiss RIM's antitrust and contract claims or, in the alternative, to bifurcate and stay RIM's antitrust and contract claims until the resolution of the co-pending patent claims. Motorola also asked the Court to dismiss, stay and or transfer to the Eastern District of Texas RIM's declaratory judgment claims against Motorola's patents. Pleadings on this motion closed on June 2, 2008. On September 19, 2008, the previously transferred case from the District of Delaware, described below, was consolidated with this case. On December 11, 2008, Motorola's motion to dismiss, stay and/or transfer the proceedings was denied in full. On January 9, 2009, Motorola filed its answer to RIM's complaint including three new counterclaims for infringement of U.S. Patent Nos. 6,252,515, 5,189,389 and 5,953,413. Proceedings are currently pending. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 28, 2009.

On February 16, 2008, Motorola filed a complaint against the Company in the Marshall District Court alleging infringement of U.S. Patent Nos. 5,157,391; 5,359,317; 5,394,140; 5,612,682; 5,764,899; 5,771,353 and 5,974,447. On February 20, 2008, Motorola filed an amended complaint adding U.S. Patent Nos. 5,074,684; 5,706,211; 5,958,006 and 6,101,531 to the complaint. On March 31, 2008, RIM filed a motion to transfer Motorola's Eastern District of Texas case involving Motorola's patents to the Northern District of Texas. On October 17, 2008, the Court granted RIM's motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.

On February 16, 2008, Motorola filed another complaint in the District of Delaware against the Company seeking a declaratory judgment of non-infringement and invalidity related to U.S. Patent No. 5,664,055 and 5,699,485 assigned to RIM as well as U.S. Patent No. 6,611,254, 6,661,255 and 6,919,879. On February 20, 2008, the complaint was amended to include RIM's U.S. Patent No. 6,278,442; 6,452,588; 6,489,950 and 7,227,536. On March 31, 2008, RIM filed a motion to transfer Motorola's District of Delaware case involving RIM's patents to the Dallas District Court. On April 10, 2008, RIM filed its answer and counterclaims to Motorola's amended complaint. Motorola filed its reply to RIM's counterclaims on April 30, 2008. On August 26, 2008, the Court granted RIM's motion to transfer this case to the Dallas District Court. This portion of the Motorola litigation is now closed.

On January 6, 2009, Motorola filed a claim in the United Kingdom against the Company for infringement of European patents EP (UK) 0 818 009 (the "'009 patent"), EP (UK) 0 378 775 (the "'775 patent"), EP (UK) 0 551 289 (the "'289 patent"), and EP (UK) 0 932 320 (the "'320 patent").

Motorola's claim was filed as a counterclaim in response to the Company's filing of a declaratory judgment seeking to invalidate Motorola's '009 patent. A case management conference was held on January 12, 2009 at which the judge set a hearing date for on or about January 11, 2010 for the '009 patent and the '320 patent, both of which are system patents, and another hearing date for on or about March 1, 2010 for the '775 patent and the '289 patent, both of which are handset patents. Proceedings are currently pending.

A case management conference was held on March 20, 2009, in relation to the case filed in the United Kingdom by TIP Communications, LLC, a wholly-owned indirect subsidiary of the Company, for infringement of EP (UK) 0 742 989. A second case management conference is scheduled for April 8, 2009. On March 10, 2009, TIP Communications, LLC filed a lawsuit in the Northern District of Texas against Motorola for infringement of U.S. Patent No. 5,956,329.

From time to time, the Company is involved in other claims in the normal course of business. The following additional patent suits were filed by the Company or against the Company since the end of fiscal 2008:

On March 6, 2008, Aloft Media LLC ("Aloft") filed a complaint against the Company and 12 other parties in the Marshall District Court alleging infringement of U.S. Patent No. 7,330,715. This patent generally relates to transferring contact information using a cell phone. The Texas Court has set a trial date for October 2010. On July 29th, 2008, Aloft filed a second patent infringement lawsuit against the Company in the Eastern District of Texas (Marshall Division). The single patent in suit is U.S. Patent No. 7,305,625 entitled "Data Networking system and Method for Interface a User." The Texas Court has set a trial date for March 2011. The complaints seek an injunction and monetary damages.

On March 7, 2008, FlashPoint Technology Inc. ("FlashPoint") filed a patent infringement lawsuit against the Company and 14 other parties in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 6,118,480, 6,177,956, 6,222,538, 6,223,190 (the "'190 Patent"), 6,249,316, 6,486,914 and 6,504,575. These patents are generally directed to digital camera and imaging technologies. On May 31, 2008, FlashPoint dismissed its complaint as to 6 of the 7 patents-in-suit, leaving only the '190 Patent in the litigation against RIM. On February 6, 2009, FlashPoint filed an amended complaint adding U.S. Patent Nos. 5,903,309, 6,278,447 (the "'447 Patent") and 6,400,471 (the "'471 Patent"). Only the '447 Patent and the '471 Patent have been asserted against RIM. The complaint seeks an injunction and monetary damages.

On May 20, 2008, the Company filed a lawsuit in Italy against IPCom GmbH ("IPCom") for declaratory judgment of invalidity of several IPCom patents. On May 21, 2008, the Company filed a lawsuit in the U.K. against IPCom for declaratory judgment of invalidity of several claimed standards-essential IPCom patents. On May 27, 2008, the Company filed a lawsuit in the U.S. District Court for the Northern District of Texas against IPCom for declaratory judgment of non-infringement and invalidity of several IPCom patents. On May 23, 2008, IPCom filed suit against the Company for infringement of four claimed standards essential German and European patents in the Hamburg, Germany court. On August 8, 2008, the parties agreed to withdraw and terminate their respective European actions.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. filed a patent infringement lawsuit against the Company and other defendants in the District of Delaware. The patents-in-suit include U.S. Patent Nos. 5,138,459, 6,094,219, 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. The court has set a trial date for June 14, 2010. The complaint seeks an injunction and monetary damages.

On July 29, 2008, Stragent, LLC filed a patent infringement lawsuit against the Company in the Marshall District Court alleging infringement of U.S. Patent No. 6,665,722. This patent relates to web browsing. The Texas Court has set a trial date for March 2011. The complaint seeks an injunction and monetary damages.

On July 30, 2008, WIAV Solutions, LLC ("WIAV") filed a patent infringement lawsuit against the Company and other defendants in the Eastern District of Virginia. The patents-in-suit include: 6,256,606; 7,120,578; 6,275,794; 6,507,814; 7,266,493; 6,633,841; 6,104,992; 6,385,573; 6,539,205; 6,680,920. These patents are generally related to speech codecs. On September 26, 2008, WIAV dismissed the original lawsuit and filed another patent infringement lawsuit against the Company and other defendants naming the same patents. On January 26, 2009, WIAV dismissed the September 26, 2008 lawsuit and filed a third patent infringement lawsuit against the Company naming the same patents. The complaint seeks an injunction and monetary damages.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

On October 31, 2008, Mformation Technologies, Inc. filed a patent infringement lawsuit against the Company in the Northern District of California. The patents-in-suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. The complaint seeks an injunction and monetary damages.

On November 17, 2008, Spansion, Inc. and Spansion LLC ("Spansion") filed a complaint with the U.S. International Trade Commission ("ITC") against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively "Samsung") and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029; 6,080,639; 6,376,877 and 5,715,194. The patents relate generally to flash memory chips. The Administrative Law Judge has set a trial date of September 28, 2009 and a target date for completion of the investigation by the ITC of June 18, 2010. On March 16, 2009, Spansion and Samsung filed a Joint First Settlement Conference Report indicating that they reached an agreement in principle on a settlement agreement that would cover all of Samsung's flash memory customers, including the Company. Spansion, which has filed for bankruptcy protection, is currently waiting for approval from the bankruptcy court to enter into the agreement.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Kodak patents in the Dallas District Court. The patents-in-suit include U.S. Patent Nos. 5,493,335, 6,292,218 and 6,600,510 which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The trial is scheduled for December, 2010.

On December 19, 2008, Saxon Innovations, LLC filed a complaint with the U.S. International Trade Commission ("ITC") against the Company and other proposed respondents alleging infringement of U.S. Patent Nos. 5,235,635; 5,530,597; and 5,608,873. The patents relate generally to features and functionalities for processors in handheld, wireless communications devices. The ITC scheduled the hearing to begin on July 30, 2009 and the investigation is expected to be completed by April 14, 2010. The complaint does not seek monetary damages, but requests that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. A parallel district court case on these patents seeking damages and an injunction in the Marshall District Court has been stayed pending completion of the ITC investigation.

On December 29, 2008, Prism Technologies, LLC filed a patent infringement lawsuit against the Company and Microsoft Corporation in the United States District Court for the District Of Nebraska. The single patent in suit is US Patent No. 7,290,288 entitled "Method and System for Controlling Access, by an Authentication Server, to Protected Computer Resources Provided Via an Internet Protocol Network." The complaint seeks monetary damages.

On December 30, 2008, MSTG, Inc. filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 5,920,551; 6,219,374; and 7,151,756. The patents relate generally to Code Division Multiple Access transmission systems. The complaint seeks an injunction and monetary damages.

On March 20, 2009, Traffic Information, LLC filed a patent infringement lawsuit against the Company and seven other defendants in the Marshall District Court alleging infringement of U.S. Patent No. 6,785,606. The patent generally relates to the provisions of traffic information to mobile users. The complaint seeks an injunction and monetary damages.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company's historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

(c) Other

As previously disclosed, on February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer (currently with the Company in another role), Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company's historical stock option granting practices. Pursuant to the terms of the settlement agreement with the OSC, the Company agreed to submit to a review of its governance practices and procedures by an independent person selected by the OSC and paid for by the Company. Jim Balsillie agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and the Company's public disclosure of how it is addressing the recommendations arising from the independent review. Messrs. Balsillie, Lazaridis and Kavelman also agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock option granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a BSM calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. Messrs. Balsillie, Lazaridis, Kavelman and Loberto also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC's investigation. Dennis Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the OSC's order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies. Angelo Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.

As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company's board of directors and the staff of the OSC the Company's governance practices and procedures and its internal control over financial reporting. A summary of the consultant's recommendations in the final report will be posted on the OSC's website and disclosed in the Company's MD&A.

In addition, as announced by the Company on February 17, 2009, the Company, Messrs. Balsillie, Lazaridis, Kavelman and Loberto, entered into settlements with the SEC that resolved the previously disclosed SEC investigation of the Company's historical stock option granting practices. The Company consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The Company was not required to pay disgorgement or a monetary penalty.

Jim Balsillie and Mike Lazaridis consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions. The order also provided that Jim Balsillie and Mike Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in full because Jim Balsillie and Mike Lazaridis had already voluntarily paid those amounts to the Company. Those repayments were made earlier as part of a series of recommendations of a Special Committee of the Company's Board of Directors following the Review.

Dennis Kavelman and Angelo Loberto consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions. The order also provided that Dennis Kavelman and Angelo Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provided that those amounts are deemed paid in

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

full because Dennis Kavelman and Angelo Loberto already voluntarily paid those amounts to the Company at the same time and on the same basis as Jim Balsillie and Mike Lazaridis. In addition, Dennis Kavelman and Angelo Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.

Messrs. Balsillie, Lazaridis, Kavelman and Loberto also agreed to the payment of monetary penalties totaling, in aggregate, $1.4 million to the SEC as an administrative penalty.

13. PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in *Cost of sales*. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

The change in the Company's accrued warranty obligations March 4, 2006 to February 28, 2009 as well as the accrued warranty obligations as at February 28, 2009 are set forth in the following table:

Accrued warranty obligations at March 4, 2006	$ 22,387
Actual warranty experience during fiscal 2007	(38,554)
Fiscal 2007 warranty provision	49,736
Adjustments for changes in estimate	3,100
Accrued warranty obligations at March 3, 2007	36,669
Actual warranty experience during fiscal 2008	(68,166)
Fiscal 2008 warranty provision	116,045
Accrued warranty obligations at March 1, 2008	84,548
Actual warranty experience during fiscal 2009	**(146,434)**
Fiscal 2009 warranty provision	**258,757**
Adjustments for changes in estimate	**(12,536)**
Accrued warranty obligations at February 28, 2009	**$ 184,335**

14. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

	For the year ended		
	February 28, 2009	**March 1, 2008**	**March 3, 2007**
Net income for basic and diluted earnings per share available to common shareholders	**$ 1,892,616**	$ 1,293,867	$ 631,572
Weighted-average number of shares outstanding (000's) - basic	**565,059**	559,778	556,059
Effect of dilutive securities (000's): Stock-based compensation	**9,097**	13,052	15,750
Weighted-average number of shares and assumed conversions (000's) - diluted	**574,156**	572,830	571,809
Earnings per share - reported			
Basic	**$ 3.35**	$ 2.31	$ $1.14
Diluted	**$ 3.30**	$ 2.26	$ $1.10

15. COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) are shown in the following table:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Net income	**$ 1,892,616**	$ 1,293,867	$ 631,572
Net change in unrealized gains (losses) on available-for-sale investments	**(7,161)**	13,467	11,839
Net change in derivative fair value during the year, net of income tax recovery of $8,641 (March 1, 2008 - income taxes $19,238; March 3, 2007 - income taxes $7,124)	**(6,168)**	37,564	(13,455)
Amounts reclassified to earnings during the year, net of income taxes of $4,644 (March 1, 2008 - $5,142; March 3, 2007 - $4,197)	**(16,497)**	(9,232)	(7,926)
Comprehensive income	**$ 1,862,790**	$ 1,335,666	$ 622,030

The components of accumulated other comprehensive income (loss) are as follows:

	As at		
	February 28, 2009	March 1, 2008	March 3, 2007
Accumulated net unrealized gains (losses) on available-for-sale investments	**$ (88)**	$ 7,073	$ (6,394)
Accumulated net unrealized gains (losses) on derivative instruments	**545**	23,210	(5,122)
Total accumulated other comprehensive income (loss)	**$ 457**	$ 30,283	$ (11,516)

16. SUPPLEMENTAL INFORMATION

(a) Cash flows resulting from net changes in working capital items are as follows:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Trade receivables	**$ (936,514)**	$ (602,055)	$ (254,370)
Other receivables	**(83,039)**	(34,515)	(8,300)
Inventory	**(286,133)**	(140,360)	(121,238)
Other current assets	**(50,280)**	(26,161)	(16,827)
Accounts payable	**177,263**	140,806	47,625
Accrued liabilities	**506,859**	383,020	119,997
Income taxes payable	**(113,868)**	401,270	83,310
Deferred revenue	**16,598**	8,789	7,221
	$ (769,114)	$ 130,794	$ (142,582)

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

(b) Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Interest paid during the year	**$ 502**	$ 518	$ 494
Income taxes paid during the year	**$ 946,237**	$ 216,095	$ 32,101

(c) The following items are included in the accrued liabilities balance:

	As at	
	February 28, 2009	March 1, 2008
Marketing costs	**$ 91,160**	$ 74,034
Warranty (note 13)	**184,335**	84,548
Royalties	**279,476**	150,151
Revenue rebates	**134,788**	60,282
Other	**548,843**	321,427
	$ 1,238,602	$ 690,442

Other accrued liabilities as noted in the above chart, include, among other things, salaries, payroll withholding taxes and incentive accruals, none of which are greater than 5% of the current liability balance.

(d) Additional information
Advertising expense, which includes media, agency and promotional expenses totalling $337.3 million (March 1, 2008 - $124.6 million; March 3, 2007 - $67.7 million) is included in *Selling, marketing and administration* expense.

Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange loss of $6.1 million (March 1, 2008 – loss of $5.3 million; March 3, 2007 – loss of $2.0 million).

17. FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	February 28, 2009		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	**$ -**	**$ 835,546**	**$ 835,546**
Available-for-sale investments	**$ -**	**$ 1,398,104**	**$ 1,398,104**
Currency forward contracts - asset	**$ 1,147,709**	**$ 70,100**	**$ 70,100**
Currency forward contracts - liability	**$ 975,543**	**$ (56,827)**	**$ (56,827)**

	March 1, 2008		
Assets (Liabilities)	Notional Amount	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ -	$ 1,184,398	$ 1,184,398
Available-for-sale investments	$ -	$ 1,154,098	$ 1,154,098
Long-term debt	$ -	$ (7,608)	$ (7,830)
Currency forward contracts - asset	$ 991,884	$ 47,507	$ 47,507
Currency forward contracts - liability	$ 699,821	$ (19,793)	$ (19,793)

For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities. The fair value of investments is determined using observable market data based on quoted prices and interest rates. Where observable market data is unavailable due to a lack of trading activity, the Company utilizes internally developed models to estimate fair value. The fair value of currency forward contracts has been estimated using market quoted currency spot rates and interest rates. The fair value of long-term debt has been estimated using market quoted interest rates. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2009 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At February 28, 2009 approximately 36% of cash and cash equivalents, 26% of trade receivables and 4% of accounts payable and accrued liabilities are denominated in foreign currencies (March 1, 2008 – 13%, 35% and 15%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro.

As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedges is recognized in current period earnings. For fiscal years ending 2009, 2008 and 2007, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from March 2009 to November 2010. As at February 28, 2009, the net unrealized loss on these forward contracts was approximately $2.7 million (March 1, 2008 – net unrealized gain of $34.6 million; March 3, 2007 – net unrealized loss of $7.8 million). Unrealized gains associated with these contracts were recorded in *Other current assets* and *Accumulated other comprehensive income*. Unrealized losses were recorded in *Accrued liabilities* and *Accumulated other comprehensive income*. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In fiscal 2010, $1.2 million of net unrealized gains on the forward contracts will be reclassified to earnings.

The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments range from March 2009 to May 2009. As at February 28, 2009, a net unrealized gain of $16.0 million was recorded in respect of this amount (March 1, 2008 – unrealized loss of $6.9 million; March 3, 2007 – unrealized gain of $542). Unrealized gains associated with these contracts were recorded in *Other current assets* and *Selling, marketing and administration*. Unrealized losses were recorded in *Accrued liabilities* and *Selling, marketing and administration*.

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

The following tables show the fair values of derivative instruments in the consolidated balance sheets.

	As at			
	February 28, 2009		March 1, 2008	
Derivative instruments designated as hedging instruments as defined in SFAS 133	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Cash flow hedges, currency forward contracts - asset	**Other current assets**	**$ 48,074**	Other current assets	$ 46,302
Cash flow hedges, currency forward contracts - liability	**Accrued liabilities**	**$ 50,756**	Accrued liabilities	$ 11,708

	As at			
	February 28, 2009		March 1, 2008	
Derivative instruments that do not meet the requirements for hedge accounting under SFAS 133	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Economic hedges, currency forward contracts - asset	**Other current assets**	**$ 22,026**	Other current assets	$ 1,205
Economic hedges, currency forward contracts - liability	**Accrued liabilities**	**$ 6,071**	Accrued liabilities	$ 8,085

The following tables show the impact of derivative instruments on the consolidated statements of operations.

Derivative Instruments in Cash Flow Hedging Relationships as defined in SFAS 133	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
	For the Year Ended February 28, 2009		For the Year Ended February 28, 2009
Currency Forward Contracts	**$ 47,272**	**Revenue**	**$ 43,212**
Currency Forward Contracts	**$ (9,991)**	**Cost of sales**	**$ (4,425)**
Currency Forward Contracts	**$ (14,986)**	**Selling, marketing and administration**	**$ (6,638)**
Currency Forward Contracts	**$ (24,977)**	**Research and development**	**$ (11,063)**

Derivative Instruments in Hedging Relationships that do not meet the requirements for hedge accounting under SFAS 133	Location of Gain Recognized in Income on Derivative Instruments	Amount of Gain in Income on Derivative Instruments For the Year Ended February 28, 2009
Currency Forward Contracts	**Selling, marketing and administration**	**$ 24,782**

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company's exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at February 28, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 60% (March 1, 2008 – 40%; March 3, 2007 – nil).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 28, 2009, no single issuer represented more than 12% of the total cash, cash equivalents and investments (March 1, 2008, no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at February 28, 2009 is $2.1 million (March 1, 2008- $2.0 million).

While the Company sells its products and services to a variety of customers, one customer comprised 29% of trade receivables as at February 28, 2009 (March 1, 2008 - three customers comprised 19%, 14% and 10%). Additionally, three customers comprised 23%, 14% and 10% of the Company's revenue (March 1, 2008 - three customers comprised 21%, 15% and 12%; March 3, 2007 - four customers comprised 19%, 14%, 11% and 11%).

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

18. SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Selected financial information is as follows:

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Revenue			
Canada	$ 887,005	$ 438,302	$ 222,517
United States	6,967,598	3,528,858	1,756,608
United Kingdom	711,536	461,592	267,353
Other	2,499,047	1,580,643	790,625
	$ 11,065,186	$ 6,009,395	$ 3,037,103
Revenue			
Canada	8.0%	7.3%	7.3%
United States	63.0%	58.7%	57.9%
United Kingdom	6.4%	7.7%	8.8%
Other	22.6%	26.3%	26.0%
	100.0%	100.0%	100.0%

	For the year ended		
	February 28, 2009	March 1, 2008	March 3, 2007
Revenue mix			
Devices	$ 9,089,736	$ 4,768,610	$ 2,215,951
Service	1,402,560	860,641	560,116
Software	251,871	234,388	173,187
Other	321,019	145,756	87,849
	$ 11,065,186	$ 6,009,395	$ 3,037,103

	As at	
	February 28, 2009	March 1, 2008
Capital assets, intangible assets and goodwill		
Canada	$ 1,948,337	$ 1,166,451
United States	482,826	60,354
United Kingdom	49,454	43,150
Other	58,130	20,443
	$ 2,538,747	$ 1,290,398
Total assets		
Canada	$ 3,218,640	$ 1,921,202
United States	2,646,783	1,738,508
United Kingdom	1,931,387	1,669,366
Other	304,562	182,111
	$ 8,101,372	$ 5,511,187

19. SUBSEQUENT EVENTS

On February 10, 2009, the Company entered into an agreement with Certicom Corp. ("Certicom") by way of statutory plan of arrangement to acquire all of the issued and outstanding common shares at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million (approximately $102 million). The transaction closed on March 23, 2009. The Certicom shares purchased under the offer were funded with the Company's cash on hand. Certicom technology protects the value of content, applications and devices with government approved security using Elliptic Curve Cryptography.

On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) that allows RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company's functional currency). As such, the Company will record net benefits of approximately $70 - $100 million relating to the enactment of the changes to the Income Tax Act (Canada) in the first quarter of fiscal 2010.

Corporate Information

Executive Officers

Mike Lazaridis
President and Co-Chief Executive Officer

Jim Balsillie
Co-Chief Executive Officer

Brian Bidulka
Chief Accounting Officer

Robin Bienfait
Chief Information Officer

Larry Conlee
Chief Operating Officer,
Product Development and Manufacturing

Don Morrison
Chief Operating Officer,
BlackBerry

David Yach
Chief Technology Officer,
Software

Karima Bawa
Vice-President, Legal

Board of Directors

Mike Lazaridis[3]
President and Co-Chief Executive Officer

Jim Estill[2]
Corporate Director

David Kerr[1,2]
Managing Partner,
Edper Financial Corporation

Roger Martin[3]
Dean and Professor of Strategy,
Joseph L. Rotman School of Management,
University of Toronto

John Richardson, FCA[1,2]
Lead Director

Barbara Stymiest, FCA
Group Head, Strategy, Treasury and Corporate Services
Royal Bank of Canada

John Wetmore[2,3]
Corporate Director

[1] Member of the Audit Committee.
[2] Member of the Compensation, Nomination and Governance Committee.
[3] Member of the Strategic Planning Committee.

Shareholder Information

Annual Meeting of Shareholders
Tuesday, July 14, 2009 at 6:30pm
The Centre for International Governance Innovation
57 Erb Street West
Waterloo, Ontario, Canada

Shareholder Inquiries
Investor Relations
Research In Motion Limited
176 Columbia Street West
Waterloo, Ontario, N2L 3L3
Tel: (+1) 519-888-7465
Fax: (+1) 519-888-6990
Email: investor_relations@rim.com

Transfer Agent
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (+1) 800-564-6253
Fax: (+1) 866-249-7775
service@computershare.com

Auditors
Ernst & Young LLP
Chartered Accountants
515 Riverbend Drive
P.O. Box 9458, Station C
Kitchener, Ontario, N2G 4W9

Stock Exchange Listings
Nasdaq Global Select Market
Symbol: RIMM
The Toronto Stock Exchange
Symbol: RIM

Corporate Office
Research In Motion Limited
295 Phillip Street
Waterloo, Ontario, N2L 3W8

Corporate Website
www.rim.com

GeSI
GLOBAL e-SUSTAINABILITY INITIATIVE

FSC
Mixed Sources


BlackBerry
Lori Blahey

Life On BlackBerry

10 Years of BlackBerry.

Life On BlackBerry


BlackBerry

Research In Motion 2009 Annual Report

Research In Motion • 295 Phillip Street Waterloo, Ontario, Canada N2L 3W8 • www.rim.com T: 519.888.7465 F: 519.888.6906 E: investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date: April 9, 2009

By: [signature]
Name: Brian Bidulka
Title: Chief Accounting Officer